UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

UBS AG

c/o UBS Investment Bank

677 Washington Boulevard

Stamford, CT 06901

UBS IB Co-Investment 2001 GP Limited

c/o UBS Investment Bank

677 Washington Boulevard

Stamford, CT 06901

UBS Alternative and Quantitative Investments LLC

677 Washington Boulevard

Stamford, CT 06901

UBS O’Connor LLC

One North Wacker Drive

Chicago IL 60606

UBS Global Asset Management (Americas) Inc.

One North Wacker Drive

Chicago, IL 60606

UBS Global Asset Management (US) Inc.

1285 Avenue of the Americas, 12th Floor

New York, NY 10019

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT File No. [ ]

UBS AG (“UBS AG” or the “Settling Firm”), UBS IB Co-Investment 2001 GP Limited (“ESC GP”), UBS Alternative and Quantitative Investment LLC (“UBS Alternative”), UBS O’Connor LLC (“UBS O’Connor”), UBS Global Asset Management (Americas) Inc. (“UBS Global AM Americas”), and UBS Global Asset Management (US) Inc. (“UBS Global AM US”) (each an “Applicant” and collectively the “Applicants”),1 each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of the Guilty Plea of the Settling Firm and Judgment, as described below.

As set forth below, the Applicants collectively serve as investment adviser (as defined in Section 2(a)(20) of the Act) to 90 investment management companies registered under the Act or series thereof and to two employees’ securities companies (“ESCs”), and as principal underwriter (as defined in Section 2(a)(29) of the Act) to eight open-end registered investment companies under the Act (“Open-End Funds”), (each a “Fund,” collectively “Funds”).2 No existing company of which the Settling Firm is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) (other than the Applicants) currently serves as an

[1]	A list of the registered investment companies to which the Applicants serve as investment adviser, sub-adviser, manager, or principal underwriter as of February 27, 2015 is contained in Annex A.
[2]

None of the Applicants act as investment adviser, depositor or principal underwriter to registered face-amount certificate companies or act as investment adviser or depositor to registered unit investment trusts.

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investment adviser or depositor of any investment company registered under the Act (“RIC”), ESC, or investment company that has elected to be treated as a business development company under the Act (“BDC”), or principal underwriter for any Open-End Fund, registered unit investment trust (“UIT”), or face-amount certificate company registered under the Act (“FACC”) (such activities, collectively, “Fund Service Activities”). Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Applicants, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.3 Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I. Background

A.	Applicants

UBS AG, a company organized under the laws of Switzerland, is a Swiss-based global financial services firm. UBS AG and its subsidiaries provide global wealth management, securities, and retail and commercial banking services. UBS AG provides investment advisory services to two ESCs.4 Other than the investment services provided to the two ESCs, UBS AG does not engage in, and will not engage in, Fund Service Activities (as hereinafter defined) and acknowledges that it may not provide Fund Service Activities in reliance on the Orders without seeking further relief from the Commission.

[3]	The Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act, subject to the applicable conditions of the Orders.
[4]	The ESCs have completed their investment programs and only hold cash pending final distribution and liquidation, which will occur as soon as practicable. UBS AG does not receive any compensation for the investment advisory services provided to the ESCs.

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ESC GP, a company established under the laws of the Cayman Islands, is the general partner of the two ESCs and provides investment advisory services to the ESCs.5 ESC GP is a direct, wholly-owned subsidiary of UBS AG. The two ESCs were established to provide investment opportunities for highly compensated key employees, officers, directors and current consultants of UBS AG and its affiliates. The assets under management of the two ESC’s is approximately $21 million as of December 31, 2014.

UBS Alternative, a Delaware limited liability company, is a wholly-owned subsidiary of UBS AG and is registered as an investment adviser under the Advisers Act. UBS Alternative is the investment adviser to the Funds listed in Part 1-A of Annex A. The assets under management of the Funds for which UBS Alternative provides investment advisory services is approximately $2,535,938,898 as of December 31, 2014.

UBS O’Connor, a Delaware limited liability company, is a wholly-owned subsidiary of UBS AG and is registered as an investment adviser under the Advisers Act. UBS O’Connor is the investment adviser to the Fund listed in Part 1-B of Annex A. The assets under management of the Fund for which UBS O’Connor provides investment advisory services is approximately $7,441,029 as of December 31, 2014.

UBS Global AM US and UBS Global AM Americas are corporations organized under the laws of Delaware. UBS Global AM Americas is registered as an investment adviser under the Advisers Act. UBS Global AM US is registered under the Exchange Act as a broker-dealer.

[5]	The ESC GP does not receive any compensation for the investment advisory services provided to the ESCs.

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UBS Global AM US and UBS Global AM Americas are each indirect, wholly-owned subsidiaries of UBS AG. UBS Global AM Americas provides investment advisory services to the Funds listed in Part 2 of Annex A. The assets under management of the Funds for which UBS Global AM Americas provides investment advisory services is approximately $52.3 billion as of December 31, 2014. UBS Global AM US serves as principal underwriter to the Open-End Funds listed in Part 3 of Annex A.

B.	The Information, the Plea Agreement and the Judgment

On December 18, 2012, the Criminal Division, Fraud Section (“DOJ Criminal Division”) of the United States Department of Justice (the “Department of Justice”) and the Settling Firm entered into a Non-Prosecution Agreement (“LIBOR NPA”) related to the LIBOR Conduct, described and defined below. In addition, the Settling Firm has entered into settlements, and agreed to a number of undertakings, as a result of investigations by other authorities in the United States, United Kingdom, Singapore, Hong Kong and Switzerland related to the LIBOR Conduct as described in Section III.F.1, below.

In connection with the undertakings related to the LIBOR Conduct, the Settling Firm has enhanced and implemented new compliance policies and procedures designed to detect, prevent, and investigate wrongdoing. These measures, which are discussed more fully in Section III.F below, included the creation of an Investigation Sounding Board. It was this new entity that launched and directed an initial internal inquiry into FX spot trading following a June 2013 media report of manipulation of foreign exchange (“FX”) rates. After identifying certain FX issues, the Settling Firm notified the DOJ Criminal Division (as well as the Antitrust Division of

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the Department of Justice and other authorities) that it had identified evidence of potential FX market trading coordination and thereafter provided extensive cooperation to the DOJ Criminal Division and other relevant authorities in connection with investigations into FX-related conduct. As part of its efforts to ascertain the extent of the FX conduct and identify those responsible, the UBS investigative team conducted approximately 170 interviews with employees, reviewed approximately nine million documents, and cooperated with the DOJ Criminal Division on a weekly, and often daily, basis.

The DOJ Criminal Division determined that the Settling Firm had breached the LIBOR NPA. Relevant considerations in reaching that determination included certain conduct described in Exhibit 1 of the Plea Agreement (“Factual Basis for Breach”), namely certain employees engaged in (i) fraudulent and deceptive currency trading and sales practices in conducting certain foreign exchange (“FX”) market transactions with customers via telephone, email, and/or electronic chat, to the detriment of UBS AG’s customers, and (ii) collusion with other participants in certain FX markets (the “FX Conduct”).

Pursuant to a plea agreement, entered into on May 20, 2015, by the Settling Firm and the DOJ Criminal Division and attached hereto as Annex B (the “Plea Agreement”), the Settling Firm entered a plea of guilty (the “Guilty Plea”) on May 20, 2015 in the United States District Court, District of Connecticut (the “District Court”) to the offense charged in the one-count criminal Information filed in District Court on May 20, 2015 (the “Information”). The Information charges that between approximately 2001 and in or about 2010, the Settling Firm devised and engaged in a scheme to defraud counterparties to interest rate derivatives

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transactions by secretly manipulating benchmark interest rates to which the profitability of those transactions was tied (the “LIBOR Conduct”). Specifically, the Information charges that the Settling Firm committed wire fraud in furtherance of that scheme in violation of Title 18, United States Code, Sections 1343 and 2 on or about June 29, 2009 by transmitting or causing the transmission of electronic communications, specifically: (i) an electronic chat between a senior derivatives trader (the “UBS Trader”) employed by a subsidiary of the Settling Firm and an unaffiliated London-based interdealer derivatives broker (the “Broker”), in which the UBS Trader requested the Broker submit an increased Yen LIBOR rate favorable to the UBS Trader’s position; (ii) a telephone call placed by the Broker at the UBS Trader’s request to a Yen LIBOR submitter at another Yen panel bank, in which the Broker requested that the submitter increase the panel bank’s Yen LIBOR submission that day; (iii) an electronic chat between the UBS Trader and a junior derivatives trader employed by the Settling Firm, who also served as a Yen LIBOR submitter for the Settling Firm (the “UBS Submitter”), in which the UBS Trader requested that the UBS Submitter increase the Settling Firm’s Yen LIBOR submission rate to a rate favorable to the UBS Trader’s trading positions; (iv) a subsequent Yen Libor submission from the Settling Firm to Thomson Reuters reflecting an accommodation of the UBS Trader’s request to the UBS Submitter; and (v) a subsequent publication of a Yen LIBOR rate.

In addition, pursuant to the Plea Agreement, the Settling Firm agreed to:

1. Pay a fine of $203 million in connection with the conduct charged in the Information.

UBS 9(c)	7

2. A three-year term of probation, in which the Settling Firm, among other things, would (i) not commit another federal crime during the term of probation; (ii) cooperate fully with the DOJ Criminal Division and other authorities in any investigation of the Settling Firm or its affiliates in matters relating to the (a) manipulation of benchmark interest rates, (b) manipulation of, or fraud in, the FX spot and precious metals (“PM”) markets, or (c) in connection with UBS’s V10 Currency Indices (“V10”); (iii) implement and continue to implement a compliance program designed to prevent and detect misconduct related to the benchmark interest rate and FX markets throughout its operations, including those of its affiliates and subsidiaries, and to provide annual reports to the probation officer and the DOJ Criminal Division on its progress; (iv) further strengthen its compliance program and internal controls as required by other regulatory and enforcement authorities that have addressed any of the misconduct related to the benchmark interest rate and FX markets; (v) submit to the DOJ Criminal Division any report drafted by any compliance consultant or monitor imposed by the Board of Governors of the Federal Reserve System; and (vi) promptly bring to the attention of the DOJ Criminal Division all information regarding a violation of U.S. criminal law (a) concerning fraud or (b) governing the securities or commodities markets.

In turn, the DOJ Criminal Division has agreed that it will not file additional criminal charges against the Settling Firm or any of its affiliates or subsidiaries relating to the LIBOR Conduct, the FX Conduct, and information disclosed to the DOJ Criminal Division prior to the date of the Plea Agreement relating to PM trading markets or relating to V10.

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The Applicants expect that the District Court will enter a judgment against the Settling Firm (the “Judgment”) that will require remedies that are materially the same as set forth in the Plea Agreement.

C.	Other Regulatory Resolutions

In addition, the Settling Firm has entered into settlements with several other authorities related to the FX Conduct, and as described more fully in section III.F., below, has agreed to a number of undertakings to address the conduct.

1. On November 12, 2014, the Settling Firm reached a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) in connection with its investigation into the FX Conduct. The CFTC order alleges that UBS AG violated Title 7 United States Code Sections 9, 13b and 13(a)(2), and Regulation 180.2 promulgated thereunder. Without admitting or denying the findings therein, the Settling Firm agreed to pay a fine and commit to a number of undertakings, as described in Section III.F, below.

2. On November 12, 2014, the Settling Firm also reached a settlement with the U.K. Financial Conduct Authority (“FCA”) in connection with its investigation into the FX Conduct. The FCA notice found that UBS AG violated Principles for Business 3, which provides “that a firm must take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems.”

UBS 9(c)	9

3. On November 11, 2014, the Swiss Financial Market Supervisory Authority (“FINMA”) issued an order concluding its formal proceedings with respect to the FX Conduct and PM trading (the “FINMA Order”). FINMA found that owing to (i) organizational shortcomings and (ii) the conduct of the Settling Firm’s employees owing to UBS AG’s insufficient internal controls, the Settling Firm seriously violated the requirements for proper business conduct, as required under Article 3 of the (Swiss) Banking Act. In addition to paying fines, the Settling Firm has ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve processes and controls and requirements imposed by FINMA to apply compensation restrictions for certain employees and to automate at least 95% of its global FX trading.

4. In December 2014, the Hong Kong Monetary Authority concluded an investigation of the FX Conduct, and found no evidence of collusion or manipulation but did find internal control deficiencies in the Settling Firm’s FX trading operations. No remedial action was required with the Hong Kong Monetary Authority’s findings.

5. On May 20, 2015, the Board of Governors of the Federal Reserve System (“Federal Reserve”) and the State of Connecticut Department of Banking (“CT DOB”) issued a cease and desist order and imposed a civil money penalty upon consent of the Settling Firm related to the FX Conduct (the “Fed-CTDOB Order”). The Fed-CTDOB Order alleged, among other things, that the Settling Firm had deficient policies and procedures that prevented (i) the Settling Firm from detecting and addressing unsafe and unsound conduct by the Settling Firm’s and its Connecticut Branch’s FX traders and (ii) the Settling Firm from detecting and addressing conduct by the Settling Firm’s and the Connecticut Branch’s FX sales personnel and that as a result of deficient policies and procedures described above, the Settling Firm and its Connecticut Branch engaged in unsafe and unsound banking practices.

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II. Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct as . . . [a] broker, dealer, investment adviser . . . [or] bank.” Section 2(a)(10) of the Act defines the term “convicted “ to include a plea of guilty. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(1) and 9(a)(3) would have the effect of precluding each Applicant from acting as an investment adviser or depositor of any RIC or ESC, or as a principal underwriter for any Open-End Fund, FACC or UIT. The Guilty Plea would result in a disqualification of each Applicant for ten years under Section 9(a)(3) because the Settling Firm is an Affiliated Person of each of the other Applicants within the meaning of Section 2(a)(3) of the Act and would become the subject of a conviction described in Section 9(a)(1). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a).

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Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).6

III. Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert that, as discussed in more detail below, (i) the scope of the Conduct was limited and did not involve the Adviser Applicants (as defined below), Fund Service Activities, or ESCs with respect to which the Settling Firm engaged in Fund Service Activities, (ii) application of the statutory bar would impose significant hardship on the Funds and their shareholders, (iii) the prohibitions of Section 9(a), if applied to the Adviser Applicants and other Covered Persons,

[6]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

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would be unduly or disproportionately severe and (iv) the Conduct did not constitute conduct that would make it against the public interest or protection of investors to issue the Orders. Moreover, as further discussed below, the Settling Firm has undertaken extensive remedial measures in response to the Conduct, and has agreed to implement additional remedial measures pursuant to its settlements with the Department of Justice, the Federal Reserve and the CT DOB, and the CFTC, as described below in Section III.F.

A.	Limited Scope of the Misconduct

Both the LIBOR Conduct and the FX Conduct (collectively, the “Conduct”) did not involve any of the Applicants acting as an investment adviser or depositor of any RIC or ESC (including as general partner providing investment advisory services to the ESCs), or principal underwriter for any Open-End Fund, UIT or FACC (“Adviser Applicants”).7 The Conduct similarly did not involve any RIC, Open-End Fund, UIT or FACC with respect to which the Applicants engaged in Fund Service Activities. No traders identified by the Settling Firm or any U.S. or non-U.S. regulatory or enforcement agency as being responsible for the Conduct provided Fund Service Activities to the Funds. Moreover, the FX Conduct that occurred after the LIBOR NPA, and which is the basis for the breach of the LIBOR NPA, was extremely limited in scope. In light of the limited scope of the Conduct, it would be unduly and disproportionately severe to impose a Section 9(a) disqualification on the Applicants.

[7]	The Settling Firm is an Adviser Applicant only to the extent that it provides investment advisory services to the two ESCs. References in this Application to Adviser Applicants refer to the Settling Firm only insofar as it provides such services.

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The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”8 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a RIC or ESC would have to be deprived of its management or an Open-End Fund of its distribution because of charged violations that are not even remotely related to the manager’s or distributor’s Fund Service Activities. Here, the Adviser Applicants did not engage in the Conduct, and depriving the Funds of the Fund Service Activities performed by an Adviser Applicant because of the activities of the Settling Firm would be an unduly severe result, both for an Adviser Applicant’s financial position and for the shareholders of a Fund, who would be deprived of the knowledge and expertise of a key service provider. Similarly, depriving the shareholders of the ESCs of the Fund Service Activities of the Settling Firm would be unduly severe given that none of the employees of the Settling Firm who were responsible for the Conduct provide any Fund Service Activities to the ESCs. In the absence of improper practices relating to their Fund Service Activities, therefore, the Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

As a result of the foregoing, the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

[8]	Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

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B.	Hardships on the Funds and their Shareholders

The inability of the Adviser Applicants to continue providing such services to the Funds (including as general partner providing investment advisory services to ESCs) would result in the Funds and their shareholders facing potential hardship. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the Fund Service Activities provided by the Adviser Applicants (including as general partner providing investment advisory services to ESCs) that shareholders expected the Funds would receive when they decided to invest in the Funds. Those services include, among other things, the oversight of a Fund’s investment program, selection of securities and broker-dealers, and reports to a Fund’s board of directors or trustees. The Adviser Applicants have a long-standing advisory or sub-advisory relationship with the Funds (including the ESCs) and the Adviser Applicants have developed a familiarity and expertise with an applicable Fund’s operations; replacing an Adviser Applicant with another adviser would result in inefficiencies and potential investment losses during a transition period. There is also no certainty that the Adviser Applicants who provide investment advisory services as general partners to the ESCs would be able to step down from that role under the ESC Order or the ESC formation documents. Further, a replacement adviser may not be willing to provide the same services for the same fees that an Adviser Applicant currently provides.

Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares

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of the Funds, which could frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. Also, the Funds would have to expend time and other resources to engage substitute advisers or sub-advisers (and/or general partners, in the case of ESCs). In addition, disqualifying the Adviser Applicants could result in substantial costs to the Funds and others because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals, if applicable, could be substantial and would include the costs of: (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special meeting of the boards of directors of the Funds; (3) preparing, printing and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders, which could be an unduly and disproportionately severe consequence given that the Adviser Applicants were not involved in the Conduct and the Conduct did not involve the Fund Service Activities.

Similarly, the inability of UBS Global AM US (the only Applicant that currently serves as a principal underwriter to Open-End Funds) to continue to serve in that capacity would result in potential hardship to the Open-End Funds and their shareholders. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to UBS Global AM US because to do so would deprive the shareholders of those Open-End Funds of the services they selected in investing in the Open-End Funds. In addition, the Open-End Funds would have to expend time and other resources to engage one or more

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substitute principal underwriters, which would not, in any event, replicate the selling network established by UBS Global AM US. The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Open-End Funds and their shareholders.

C.	Adverse Effect on Applicants and the Funds

If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be unduly and disproportionately severe. The Adviser Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds. Without relief under Section 9(c), the Adviser Applicants would be prevented from offering advisory services that represent a valuable part of the total financial services they offer. In the case of certain Adviser Applicants and their employees, the effects would be particularly significant, as investment advisory activities represent a very substantial part of their business.

Similarly, if UBS Global AM US was barred under Section 9(a) from continuing to provide underwriting services to the Open-End Funds and was unable to obtain the requested exemption, the effect on its current business and employees would be severe. UBS Global AM US has committed substantial capital and other resources to establish expertise in underwriting the securities of Open-End Funds and to establish networks to distribute Open-End Fund shares. Without relief under Section 9(c), UBS Global AM US would be prevented from offering Open-End Fund share distribution services that present a valuable part of the total financial services it offers.

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Prohibiting the Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities. Approximately 485 employees of the Applicants are actively involved in the provision of Fund Service Activities. Many of these employees could experience significant difficulties in finding alternative, fund-related employment.

Disqualifying UBS AG and ESC GP from continuing to provide investment advisory services to the ESCs is not in the public interest or in furtherance of the protection of investors.9 It would not be consistent with the purposes of the employees’ securities company provisions of the Act or the representations made in the ESC Application10 to require another entity not affiliated with UBS AG to manage the ESCs. In addition, participating employees of UBS AG and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of UBS AG.

In addition, if the Applicants or Covered Persons are unable to expand their businesses in the future because of the imposition of the Section 9(a) disqualification, it could also have an adverse impact on their businesses. For example, if UBS AG or another Covered Person were to acquire another financial services firm in the future, it could be forced to divest the portion of the acquired business that conducts Fund Service Activities. Also, UBS Global AM US and other Covered Persons would not be able to act as a principal underwriter in the future if the Orders are not obtained.

[9]	UBS AG and ESC GP are the only Applicants that currently provide investment advisory services to ESCs. As noted above, the ESCs have completed their investment programs and only hold cash pending its distribution.
[10]	See In the Matter of UBS AG, et al.; Notice of Application, Inv. Co. Act Rel. No. 31019 (Apr. 17, 2014); Order, Inv. Co. Act Rel. No. 31042 (May 13, 2014).

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Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given the remedial actions that the Settling Firm has taken and will take to address both the LIBOR Conduct and the FX Conduct.

For these reasons, the imposition of the Section 9(a) disqualification on the Adviser Applicants and other Covered Persons would be unduly and disproportionately severe given that the Adviser Applicants were not involved in the Conduct and that the Conduct did not involve Fund Service Activities.

D.	Absence of Any Connection Between the Misconduct and Applicants’ Fund Service Activities

The Conduct did not involve any of the Applicants’ Fund Service Activities. While the Settling Firm’s Fund Service Activities are limited to serving as investment adviser to the ESCs, the individuals responsible at the Settling Firm who were identified as being responsible for the Conduct were not involved in Fund Service Activities. Similarly, the Conduct did not involve any Fund, or the assets of any Fund, with respect to which the Applicants provided Fund Service Activities.

E.	No Involvement of Applicants’ Personnel

Applicants represent that (i) none of the current or former directors, officers or employees of the Applicants (other than certain personnel of the Settling Firm who were not involved in any of the Applicants’ Fund Service Activities) had any knowledge of, or had any involvement in, the Conduct; (ii) no current or former employee of any Applicant or of any other Covered Person who previously has been or who subsequently may be identified by any Applicant or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will have any involvement in providing Fund Service Activities on behalf of any Covered Person or

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will be an officer, director, or employee of any Applicant or of any other Covered Person;11 (iii) no employee of any Applicant or any other Covered Person who was involved in the Conduct had any, or will have any future, involvement in the Covered Persons’ activities in any capacity described in section 9(a) of the Act; and (iv) because the personnel of the Applicants (other than certain personnel of the Settling Firm who were not involved in any of the Applicants’ Fund Service Activities) did not have any involvement in the Conduct, shareholders of those Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.

The Settling Firm also notes the limited number of employees that were implicated in the LIBOR Conduct or FX Conduct. The LIBOR Conduct only involved approximately 14 of the approximately 65,000 total employees of the Settling Firm and its affiliates;12 similarly, the FX Conduct involved less than ten employees at the Settling Firm.13 Less than ten individuals who have been identified as having been responsible for the FX Conduct are current employees of the Settling Firm as of the date of this Application. Of the individuals identified as having been responsible for the FX Conduct who remain employees of Settling Firm, except as noted in footnote 11, all have been terminated.

[11]	In the case of three employees, however, UBS AG has delayed taking final action to terminate such employees in order to ensure their ongoing cooperation with governmental investigations and/or to comply with applicable foreign labor laws. Subject to these issues, UBS AG will terminate the employment of all of these employees within four months of the entry of the Plea Agreement. Because of foreign labor laws, UBS may be required to provide a notice of termination which may delay the final termination of employment beyond that four month period. In any event, however, the employment of the employees will be terminated, and the employees will have no further association with UBS or its affiliates in any capacity, no later than eight months after the date of the Guilty Plea. The Settling Firm will notify the Chief Counsel of the Division of Investment Management when all employees of the Settling Firm responsible for the FX Conduct have been terminated or are no longer employed by the Settling Firm.

UBS has already terminated several employees of the Settling Firm who engaged in misconduct relating to the FX business, including two employees who engaged in collusive conduct at other institutions.
[12]	All of the individuals at the Settling Firm and its affiliates who were identified as being responsible for the LIBOR Conduct have either resigned or have had their employment terminated as contemplated by the Commission Order referred to in footnote 15.
[13]	No employees identified as responsible for the FX Conduct were employed by any of the other Applicants.

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F.	Remedial Actions to Address the Misconduct

1.	LIBOR

After extensive investigation, the Department of Justice and UBS AG have negotiated a settlement reflected in the Plea Agreement. UBS AG has agreed to comply with several undertakings pursuant to the Plea Agreement, including, among other things, the undertakings and payment of the fine described in Section I.B of this Application.

UBS AG has previously agreed to various undertakings pursuant to investigations and settlements with the authorities in the United States, the United Kingdom, Japan, Singapore, Hong Kong, and Switzerland related to the LIBOR Conduct. UBS paid fines and disgorgements totaling CHF 1.4 billion to U.S., U.K. and Swiss authorities to resolve investigations related to the LIBOR Conduct, including $500 million to the Department of Justice, GBP 160 million to the FCA, and CHF 59 million to FINMA.

Further, in connection with the CFTC Order, UBS AG agreed to extensive undertakings to ensure the integrity and reliability of its benchmark interest rate submissions by (i) determining its submissions based on specific factors, adjustments and considerations; (ii) conducting supervisory review of each daily submission; (iii) ensuring minimum qualifications of submitters and supervisors; (iv) implementing firewalls to prevent improper communications and submissions; (v) providing certain documents to the CFTC upon request and without a subpoena; (vi) developing and maintaining monitoring systems and performing

UBS 9(c)	21

periodic internal audits and annual external audits; (vii) developing policies, procedures and controls to comply with the undertakings; and (viii) developing a training program for all submitters and supervisors and traders who deal with the benchmark interest rate; and (ix) making periodic reports to the commission on compliance with the undertakings. The Settling Firm has complied with these undertakings and submitted a final report to the CFTC on December 18, 2013. The Settling Firm has also complied with additional undertakings imposed by FINMA.

In addition to the specifics steps taken to fulfill the regulators’ undertakings, lessons learned from the LIBOR matter drove the Settling Firm to have much greater focus overall on supervising, monitoring and surveillance of intra-day conduct and behaviors to complement the end-of-day control framework. The Settling Firm’s three lines of defense all have important roles to play, namely, front-office supervision; Compliance & Operational Risk Control (“CORC”) and other control functions; and Group Internal Audit (“GIA”).

The first line of defense is supervision within the business unit where the submissions are made. Each daily submission to an enhanced risk benchmark is reviewed by a supervisor on a daily basis after the submissions are made. Most critically, the Settling Firm has created a specific benchmark submissions team within Group Treasury ALM that is structurally and physically isolated from the Settling Firm’s trading activities other than those associated with the Bank’s liquidity and liability management.

UBS 9(c)	22

The second line of defense comprises the control functions that monitor the first line of defense. In 2013, the Group Chief Executive Officer’s decision to integrate the Compliance function with Operational Risk Control was an important step in bringing a risk management approach and control discipline to the Compliance activities in the second line of defense. It has enabled the Settling Firm to clarify the roles, responsibilities and control expectations for the second line of defense and supports the implementation of what the Settling Firm believes is an industry-leading monitoring and surveillance capability.

The third line of defense, GIA, has learned important lessons from the LIBOR Conduct and taken measures to significantly increase its overall effectiveness. A key part of this was GIA implementing its Issue Assurance function, which the Settling Firm believes to be the only of its kind in the industry. GIA assesses the successful remediation of issues raised by any source (including those self-identified by management) whereby GIA confirms whether the spirit of the issue was holistically and sustainably addressed.

As part of the lessons learned from LIBOR, the firm established a cross-functional “Investigation Sounding Board” and strengthened coordination and governance processes over investigation of higher-risk matters beginning in Q2 2013. It was this newly created entity that launched and directed the initial internal inquiry into FX spot trading, following speculation in the media regarding potential FX conduct in June 2013, and after assessing the potential risk of the FX conduct using a newly developed investigation rating scale.

2.	FX

As noted above, after swiftly reacting to a news media report of potentially inappropriate practices in the FX industry in June of 2013, the Settling Firm launched an internal investigation into potential misconduct in FX spot markets and identified certain issues, which it determined to raise to law enforcement authorities. From early on in its investigation, UBS AG consistently provided the Department of Justice with detailed, real-time reports of its investigation findings,

UBS 9(c)	23

repeatedly solicited the Department’s input and approval of changing investigation priorities, and altered significantly the investigation plan on different occasions at the request of the Department. UBS AG believes that it was the first bank to report FX misconduct to the Department of Justice and other authorities. While the Settling Firm believes that its control environment for FX rates during the investigation period was proportionate to prevailing industry standards and the systems and controls of peer institutions, the Settling Firm has adopted significant remedial measures to address problems that it identified. In fact, the Settling Firm is making a significant investment in adopting measures to align its unregulated FX business with many of the same standards in place for its business in regulated markets.

First, since the early stages of the FX investigation, the Settling Firm has been transitioning its FX business to adopt principles, systems, and controls more akin to that of regulated markets. For example, the Settling Firm is introducing continuous transaction monitoring and detailed time stamping of orders to ensure it can conduct additional forensic analysis of trading activity. These initiatives, although requiring significant further investment in overhauling systems and processes, are developed, funded, and in place.

Second, following detection of the FX issues, the Settling Firm conducted an in-depth review of the FX business to identify areas in need of improvement. Since then, the Settling Firm has undertaken actions to significantly improve compliance monitoring, intraday supervision and operational risk management assessment to more swiftly detect inappropriate activity. For instance, the Settling Firm has made the following improvements:

Strengthened Front Office Processes

•	Standardized the fixing order process

UBS 9(c)	24

•	Closed FX management books

•	Instituted a formal process of review and supervision of enhanced conduct risk

•	Designed brokerage management information in order to facilitate the identification of possible collusion between FX traders and brokers

•	Recalibrated the FX “business owned limits” to align them to market risk appetite and historical utilization

•	Reviewed the FX supervisory hierarchy

•	Revised guidance on handling client error

•	Improved the consistency of disclosing trading conflicts in Terms and Conditions to clients

•	Updated chat room standards and controls, which were implemented in November 2013

•	Prohibited the use of personal mobile phones on trading floors for all Investment Bank sales and trading staff[14]

•	Implemented a series of measures to manage obligations and expectations to clients and markets over potential conflicts of interests

Strengthened Front Office Systems

•	As of December 2014, implemented an enhanced booking and risk management workflow for all FX prime brokerage cash trades, fully segregating prime brokerage components of trades from FX sales and trading

Enhanced Guidance and Training

•	Significantly strengthened its “FX, Rates & Credit Global Handbook,” which includes new sections covering client and market conduct requirements, behavior, and communication

•	Mandatory training (both live and computer-based) linked to these guidelines has been completed for all Investment Bank sales and trading staff globally; this training is mandatory for all Investment Bank staff, including new joiners

•	FX management has completed a full review of the content of the “FX, Rates & Credit Global Handbook” against existing key procedural controls, with new controls being implemented where required

As noted above in Section III.E, the Settling Firm has taken disciplinary actions against employees who were found through the FX investigation to have engaged in the FX Conduct, who failed to effectively execute their supervisory duties, or who uniquely and materially contributed to key control deficiencies. With certain exceptions, as noted in footnote 11, the employment of those individuals who were identified as being responsible for the FX Conduct has been terminated.

[14]	The Investment Bank is the division of UBS AG that engages in FX trading.

UBS 9(c)	25

In addition to the significant remedial measures the Settling Firm has already adopted, the Settling Firm has also agreed to specific remediation undertakings in connection with the November 2014 government resolutions. In connection with the CFTC Order, the Settling Firm represented that it had already undertaken certain steps intended to make reasonable efforts to ensure the integrity of the FX markets including, but not limited to, the following: (i) strengthening mandatory training requirements for all FX employees, with a heavy focus on appropriate trading behavior; (ii) implementing new procedures regarding the appropriate use of chat rooms as a form of communication, including the prohibition of nearly all participation by Investment Bank staff in multi-bank chat rooms; and (iii) strengthening supervision and surveillance of FX trading desks, including the ongoing introduction of specific trade surveillance systems and enhancements to electronic communication monitoring.

In connection with the FCA settlement, the Settling Firm must conduct an audit of the following areas to ensure its culture, governance arrangements, policies, procedures, systems, and controls are appropriate and adequate to effectively manage specific risks with respect to the FX business: (i) front office culture; (ii) the adequacy of the first line of defense (i.e., the risk and control environment relating to daily operations, including monitoring of traders’ activity and conduct); (iii) the adequacy of the second and third lines of defense (e.g., compliance, audit, risk); (iv) the adequacy of the challenge of risk management by the second and third lines of defense; (v) the role and appropriateness of financial incentives and performance management;

UBS 9(c)	26

(vi) the adequacy of training for the specific relevant business area; (vii) the adequacy of communications monitoring and surveillance; (viii) the adequacy of the management of conflicts of interest; and (ix) benchmarks, whether trading, judgment, or submissions based, which fall within any of these business areas. If this audit identifies any areas requiring improvement, the Settling Firm must implement appropriate remedial action.

In connection with the FINMA Order, the Settling Firm must: (i) automate at least 95% of global FX and PM trading by December 31, 2016; (ii) implement and improve controls with respect to the remaining FX voice trading; (iii) implement adequate monitoring, supervision, and analysis instruments with respect to market-abusive conduct in the Investment Bank; (iv) implement and improve control measures to avoid conflicts of interest between client trading and the active proprietary trading (i.e., the trading of traders’ own positions on behalf of the bank, independent of risk management/hedging in connection with client orders), including the organizational and personnel separation of client and active proprietary trading; (v) clarify guidelines on personal account dealing, expand controls and oversight of personal account dealing, and enhance sanctions for violations of these guidelines; (vi) conduct an annual review of the compensation process within the Investment Bank through an internal audit regarding the impact of the compliance and risk conduct of employees on their compensation, as well as on the adequacy of senior management decisions made during the process, for a period of two years from fiscal year 2014; (vii) implement a maximum annual variable salary component of twice the fixed annual income (2:1) for the FX and PM trading business for a period of two years from fiscal year 2014; (viii) implement a maximum annual variable salary component of twice the fixed annual income (2:1) for persons with a total salary of over CHF 1 million in the Investment Bank for a period of two years from fiscal year 2014 (although there may be exceptions based on adequate consideration of employee conduct and the adherence to compliance objectives); and (ix) strengthen the whistleblower process.

UBS 9(c)	27

In addition, in the Fed-CTDOB Order, the Settling Firm made a number of significant undertakings that address its internal controls and compliance program and its compliance risk management program. They include the following:

(i) submission of enhanced written internal controls and compliance program acceptable to the Federal Reserve and the CT DOB to comply with applicable U.S. federal and state laws and regulations with respect to the Settling Firm’s “Designated Market Activities” (as such term is defined in the Fed-CTDOB Order);

(ii) submission of a written plan acceptable to the Federal Reserve and the CT DOB to improve the Settling Firm’s compliance risk management program with regard to compliance by the firm with applicable U.S. federal and state laws and regulations with respect to Designated Market Activities;

(iii) during the term of the Fed-CT DOB Order, the Settling Firm would, utilizing personnel who are independent of the business line and acceptable to the Reserve Bank and the CT DOB, on an annual basis: (1) conduct a review of compliance policies and procedures applicable to the Settling Firm’s Designated Market Activities and their implementation, (2) conduct an appropriate risk-focused sampling of other key controls for the Settling Firm’s Designated Market Activities (the “Controls Review”), and (3) submit the results of each Controls Review to the Reserve Bank and the CT DOB within 90 days of the relevant anniversary date of this Order; and

UBS 9(c)	28

(iv) submission of an enhanced written internal audit program acceptable to the Reserve Bank and the CT DOB with respect to the Settling Firm’s compliance with U.S. federal and state laws and regulations in its Designated Market Activities. In addition, in connection with other settlements currently being finalized with other regulators, the Settling Firm expects to make a number of significant undertakings that address its internal controls and compliance program and its compliance risk management program.

Also in connection with these resolutions, the Settling Firm has paid a total of CHF 774 million, including GBP 234 million in fines to the FCA, $290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits.

3.	Additional Firmwide Reform

The work undertaken in relation to FX is part of a much broader program focused on strengthening front-office processes and systems, and enhanced guidance and training. This includes: (i) transactional monitoring to cover all asset classes and client and proprietary flows; (ii) enhanced monitoring of electronic communications to cover all e-mail flow and chat channels in all jurisdictions; (iii) preliminary monitoring of audio communications; (iv) trader surveillance to monitor and detect rogue trading; (v) monitoring and assessment of employee behavioral indicators to identify outliers; (vi) expanded cross-border monitoring that goes beyond the traditional control-based monitoring; and (vii) improved processes associated with the firm’s whistleblowing policy.

UBS 9(c)	29

In addition, the Settling Firm’s incentive and compensation structure has been reformed to ensure that inappropriate behavior is not incentivized and that there are consequences for misconduct. The Settling Firm believes that it was the first in the industry to implement longer compensation deferral periods and greater clawback powers. For employees whose compensation exceeds a certain level, a significant portion of their performance award is deferred up to five years and includes forfeiture provisions for material misconduct. In addition, the Settling Firm considers compliance related violations, for example failure to complete mandatory training on time or failure to comply with personal account dealing policy, in an individual’s performance review, and repeat violations can lead to sanctions.

* * *

Applicants believe that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from Section 9(a).

G.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute to the boards of directors or trustees (“Boards”) of the Funds (excluding, for this purpose, the ESCs) written materials describing the circumstances that led to the Guilty Plea, any impact on the Funds and this Application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which the Applicants provide Fund Service Activities, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act. The Applicants undertake to provide such Funds’ Boards with all information concerning the Plea Agreement and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

UBS 9(c)	30

H.	Applicants’ Prior Section 9(c) Orders

The Settling Firm and the other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to actions by UBS Securities Japan Co., Ltd. (“UBS Japan”) related to interest rate derivatives trades executed on its behalf whereby UBS Japan secretly manipulated the benchmark interest rates to which the profitability of those trades was tied (the “UBS Japan Section 9(c) Order”).15 The criminal information giving rise to this matter alleged wire fraud in which (i) an electronic chat between a derivatives trader employed by the UBS Securities Japan Co., Ltd. and a broker employed at an interdealer brokerage firm, (ii) a subsequent submission for the London InterBank Offered Rate for Japanese Yen (“Yen LIBOR”) to Thomson Reuters, and (iii) a subsequent publication of a Yen LIBOR rate through international and interstate wires, at least one of which passed through, among other locations and facilities, servers located in Stamford, Connecticut.

The Settling Firm and other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to certain activities by former employees of UBS Financial Services Inc. (“UBSFS”) with respect to the temporary investment of proceeds of tax-exempt municipal securities in reinvestment products such as guaranteed investment contracts, repurchase agreements, and forward purchase agreements.16 The complaint giving rise to this

[15]	In the Matter of UBS AG, et al.; Notice and Temporary Order, Inv. Co. Act Rel. No. 30311 (Dec. 19, 2012); Order, Inv. Co. Act Rel. No. 30424 (March 13, 2013).
[16]

In the Matter of UBS AG, et al.; Notice and Temporary Order, Inv. Co. Act Rel. No. 29666 (May 9, 2011); Order, Inv. Co. Act Rel. No. 29690 (June 6, 2011). UBSFS was known as UBS PaineWebber during a large portion of the time period during which the allegations described in this paragraph occurred.

UBS 9(c)	31

matter alleged, among other things, that, beginning in 2000 and continuing through 2004, former employees of UBSFS participated in conduct in connection with the competitive bidding for these products that involved the steering of business to UBSFS and the submission of purposefully non-winning bids in UBSFS’s capacity as a reinvestment provider, and the steering of business to other firms in UBSFS’s capacity as a bidding agent. These practices were alleged to have affected the prices for certain of the reinvestment products at issue and the certifications required under applicable Treasury regulations. The complaint alleged that UBSFS violated Section 15(c) of the Exchange Act.

UBS AG and other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to certain cross-border activities by UBS AG.17 The complaint giving rise to this matter alleged, among other things, that from at least 1999 through 2008, UBS AG acted as an unregistered broker-dealer and investment adviser to thousands of United States clients by providing cross-border brokerage and investment advisory services to those clients largely through individuals known as client advisors. The complaint alleged that UBS AG violated Section 15(a) of the Exchange Act and Section 203(a) of the Advisers Act.

UBS AG and the other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to the marketing and sale of auction rate securities (“ARS”) by UBS Securities LLC (“UBS Securities”), an affiliate of UBS AG, and UBSFS.18 The complaint giving rise to this matter alleged, among other things, that UBS Securities and UBSFS misled tens of thousands of their customers regarding the fundamental nature and increasing risks associated with ARS that UBS Securities and UBSFS underwrote, marketed and sold. The complaint alleged that UBS Securities and UBSFS violated Section 15(c) of the Exchange Act.

[17]	In the Matter of UBS AG, et al.; Notice and Temporary Order, Inv. Co. Act Rel. No. 28652 (March 19, 2009); Order, Inv. Co. Act Rel. No. 28695 (April 14, 2009).
[18]	In the Matter of UBS Securities LLC et al., Notice and Temporary Order, Inv. Co. Act Rel. No. 28569 (Dec. 23, 2008); Order, Inv. Co. Act Rel. No. 28606 (Jan. 16, 2009).

UBS 9(c)	32

The Settling Firm and certain other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to research analyst conflicts of interest.19 The complaint giving rise to this matter alleged that UBS Securities violated Section 17(b) of the Securities Act of 1933 (the “Securities Act”), NYSE Rules 342, 401, 472 and 476 and NASD Rules 2110, 2210 and 3010 by engaging in acts and practices that created or maintained inappropriate influence by UBS Securities’ investment banking business over the research analysts in UBS Securities’ research department.

In addition, when UBSFS was known as PaineWebber, it obtained two exemptive orders under Section 9(c). The exemptions were granted in 1990 and 1994 with respect to issues unrelated to this Application.

On May 23, 1990, PaineWebber filed an application pursuant to Section 9(c), amended June 13, 1990, with respect to the employment of three individuals subject to a securities-related injunction. The Commission found that PaineWebber was unaware of the significance of the injunctions, and that the conduct that precipitated the injunctions was unrelated to the provision of investment advice or to acting as depositor or underwriter for any RIC. The Commission granted the 1990 application, and exempted PaineWebber from the disqualification provisions of Section 9(c) with respect to the employment of three individuals who were subject to securities-related injunctions.20

[19]	In the Matter of UBS Securities LLC et al., Notice, Inv. Co. Act Rel. No. 26245 (Oct. 31, 2003); Order, Inv. Co. Act Rel. No. 27047 (Aug. 25, 2005).
[20]	In the Matter of PaineWebber Incorporated, Notice, Inv. Co. Act Rel. No. 17588 (July 16, 1990); Order, Inv. Co. Act Rel. No. 17789 (Oct. 10, 1990).

UBS 9(c)	33

On December 12, 1994, PaineWebber filed an application, amended December 16, 1994, pursuant to Section 9(c), seeking an exemption for the purposes of employing an individual subject to a securities-related injunction. The individual, Stanley S. Trotman, had consented to the entry of a final judgment and order of permanent injunction on or about December 19, 1985 in an action commenced by the Commission. The Commission’s complaint had alleged that Mr. Trotman, while employed for Drexel Burnham Lambert Group (“Drexel”), had violated Sections 17(a)(2) and (3) of the Securities Act in connection with Drexel’s due diligence investigation for the underwriting of approximately $25.6 million of securities issued by Flight Transportation Corporation in June 1982. Prior 9(c) waivers had been requested and granted on Mr. Trotman’s behalf in conjunction with his continued employment at Drexel,21 and subsequent employment at Kidder Peabody & Co. Incorporated.22 On December 19, 1994, the Commission issued a temporary order under Section 9(c) granting PaineWebber relief from the prohibitions of Section 9(a) resulting from the injunction, and on January 13, 1995, the Commission granted PaineWebber a permanent order under Section 9(c).23

[21]	See In the Matter of Drexel Burnham Lambert Inc., Notice, Inv. Co. Act Rel. No. 14862 (Dec. 20, 1985); Order, Inv. Co. Act Rel. No. 14954 (Feb. 24, 1986).
[22]	See In the Matter of Kidder, Peabody & Co. Incorporated, Notice, Inv. Co. Act Rel. No. 17509 (May 24, 1990); Order, Inv. Co. Act Rel. No. 17545 (June 20, 1990).
[23]	In the Matter of PaineWebber Incorporated, Notice, Inv. Co. Act Rel. No. 20785 (Dec. 19, 1994); Order, Inv. Co. Act Rel. No. 20838 (Jan. 13, 1995).

UBS 9(c)	34

Because these previously obtained Section 9(c) orders were necessitated by actions brought by the Commission or by the Department of Justice involving facts and circumstances that do not bear on this Application (with the exception of the UBS Japan Section 9(c) Order), Applicants believe that they have little, if any, relevance to whether this Application should be granted. Rather, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

The Settling Firm acknowledges that the UBS Japan Section 9(c) Order is related to the LIBOR Conduct underlying this Application. The Settling Firm notes, however, that the conduct considered by the Department of Justice in its determination to breach the LIBOR NPA is distinct from the conduct underlying the UBS Japan Section 9(c) Order, as it stems from the FX Conduct. Furthermore, the Settling Firm has aggressively addressed, as discussed in Section III.F above, both the LIBOR Conduct and the FX Conduct through a range of remedial steps. Applicants therefore believe that the UBS Japan 9(c) Order should not weigh against granting the relief requested by this Application.

I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1. Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

UBS 9(c)	35

2. Except as set forth in Section III.E. above, neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of the Settling Firm or any other Covered Person who previously have been or who subsequently may be identified by the Settling Firm or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct without first making a further application to the Commission pursuant to Section 9(c).

3. Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition 4, such date as may be contemplated by the Plea Agreement, or the CFTC Order, the Fed-CTDOB Order, the FCA Order, the FINMA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

4. The Settling Firm will comply in all material respects with the material terms and conditions of the Plea Agreement, with the material terms of the CFTC Order, the Fed-CTDOB Order, the FCA Order, the FINMA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

5. Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management, with a copy to the Chief Counsel of the Commission’s Division of Enforcement, of a material violation of the terms and conditions of any of the Orders within 30 days of discovery of the material violation.

UBS 9(c)	36

J.	Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

UBS 9(c)	37

IV.	Authorization

Pursuant to rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

UBS AG

UBS IB Co-Investment 2001 GP Limited

David Kelly

Karen Yen

UBS AG

1285 Avenue of the Americas

New York, NY 10019

UBS Global Asset Management (Americas) Inc.

UBS Global Asset Management (US) Inc.

Mark Kemper

UBS Global Asset Management

One North Wacker Drive

Chicago, IL 60606

UBS Alternative and Quantitative Investments LLC

Michael Kim

UBS A & Q

623 Fifth Avenue

31st Floor

New York, NY 10022

UBS O’Connor LLC

Andrew Hollenbeck

One North Wacker Drive

Chicago, IL 60606

UBS 9(c)	38

with a copy to:

Kenneth J. Berman

Debevoise & Plimpton LLP

555 13th Street NW

Washington, DC 20004

(202) 383-8000

The Applicants request that the Commission issue the requested Orders pursuant to rule 0-5 under the Act without conducting a hearing.

Pursuant to rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-6 of this Application, and the verifications required by rule 0-2(d) under the Act are included in the signature pages to this Application.

UBS 9(c)	39

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

UBS AG

By:	/s/ Karen Yen
Name:	Karen Yen
Title:	Executive Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS IB CO-INVESTMENT 2001 GP LIMITED

By:	/s/ Monette Windsor
Name:	Monette Windsor
Title:	Director

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By:	/s/ William Ferri
Name:	William Ferri
Title:	Group Managing Director

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By:	/s/ Michael Kim
Name:	Michael Kim
Title:	Executive Director

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS O’Connor LLC

By:	UBS O’Connor LLC

By:	/s/ Nicholas Vagra
Name:	Nicholas Vagra
Title:	Managing Director

By:	/s/ Andrew Hollenbeck
Name:	Andrew Hollenbeck
Title:	Executive Director

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ E. Blake Moore, Jr.
Name:	E. Blake Moore, Jr.
Title:	Managing Director

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Mark F. Kemper
Name:	Mark F. Kemper
Title:	Managing Director

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS GLOBAL ASSET MANAGEMENT (US) INC.

By:	/s/ E. Blake Moore, Jr.
Name:	E. Blake Moore, Jr.
Title:	Managing Director

UBS GLOBAL ASSET MANAGEMENT (US) INC.

By:	/s/ Mark F. Kemper
Name:	Mark F. Kemper
Title:	Managing Director

UBS 9(c)

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, an Executive Director of UBS AG (“UBS AG”), does hereby certify that this Application is signed by David Kelly, Managing Director of UBS AG, and Karen Yen, Executive Director of UBS AG, pursuant to the general authority vested in them as such under Article X of the organization regulations of UBS AG.

IN WITNESS WHEREOF, I have set my hand this 20th day of May, 2015.

UBS AG

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

UBS 9(c)

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, a Director of UBS Alternative and Quantitative Investments LLC (“UBS Alternative”), does hereby certify that this Application is signed by William Ferri, Group Managing Director of UBS Alternative and Michael Kim, Executive Director of UBS Alternative, pursuant to the general authority vested in him or her as such under UBS Alternative policy and required documents.

IN WITNESS WHEREOF, I have set my hand this 20th day of May, 2015.

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By:	/s/ Edward Burman
Name:	Edward Burman
Title:	Director

UBS 9(c)

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, a Director of UBS O’Connor LLC (“UBS O’Connor”), does hereby certify that this Application is signed by Nicholas Vagra, Managing Director of UBS O’Connor, and Andrew Hollenbeck, Executive Director of UBS O’Connor, pursuant to the general authority vested in them as such under the UBS O’Connor policy and required documents.

IN WITNESS WHEREOF, I have set my hand this 20th day of May, 2015.

UBS O’Connor LLC

By:	/s/ Joseph Workman
Name:	Joseph Workman
Title:	Director

UBS 9(c)

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, an Executive Director of UBS Global Asset Management (Americas) Inc. (“UBS Global AM Americas”), does hereby certify that this Application is signed by E. Blake Moore, Jr., Managing Director of UBS Global AM Americas, and Mark F. Kemper, Managing Director of UBS Global AM Americas, pursuant to the general authority vested in them as such under the UBS Global Asset Management Authorized Signature Policy.

IN WITNESS WHEREOF, I have set my hand this 20th day of May, 2015.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Michael Calhoun
Name:	Michael Calhoun
Title:	Executive Director

UBS 9(c)

Exhibit A-5

Authorization

Officer’s Certificate

The undersigned, an Executive Director of UBS Global Asset Management (US) Inc. (“UBS Global AM US”), does hereby certify that this Application is signed by E. Blake Moore, Jr., Managing Director of UBS Global AM US, and Mark F. Kemper, Managing Director, pursuant to the general authority vested in them as such under the UBS Global Asset Management Authorized Signature Policy.

IN WITNESS WHEREOF, I have set my hand this 20th day of May, 2015.

UBS GLOBAL ASSET MANAGEMENT (US) INC.

By:	/s/ Michael Calhoun
Name:	Michael Calhoun
Title:	Executive Director

UBS 9(c)

Exhibit A-6

Authorization

Officer’s Certificate

The undersigned, a Director of UBS IB Co-Investment 2001 GP Limited (“ESC GP”), does hereby certify that this Application is signed by Monette Windsor, a Director of ESC GP, pursuant to the general authority vested in him or her as such under the Articles of Association.

IN WITNESS WHEREOF, I have set my hand this 20th day of May, 2015.

UBS IB CO-INVESTMENT 2001 GP LIMITED

By:	/s/ Jarard Blake
Name:	Jarard Blake
Title:	Director

UBS 9(c)

Annex A

Part 1-A

Funds for Which UBS Alternative Provides Investment Management Services

A&Q Equity Opportunity Fund LLC

A&Q Event Fund LLC

A&Q Alternative Fixed-Income Strategies Fund LLC

A&Q Long/Short Strategies Fund LLC

A&Q Multi-Strategy Fund LLC

A&Q Technology Fund LLC

A&Q Aggregated Alpha Strategies Fund LLC

A&Q Masters Fund LLC

Part 1-B

Fund for Which the UBS O’Connor Provides Investment Management Services

O’Connor Equus

UBS 9(c)	1

Annex A

Part 2

Funds for Which UBS Global AM Americas Provides Investment Management Services

As Primary Investment Adviser:

UBS Managed Municipal Trust

UBS RMA New York Municipal Money Fund

UBS RMA California Municipal Money Fund

UBS RMA Money Fund Inc.

UBS RMA Money Market Portfolio

UBS RMA U.S. Government Portfolio

UBS Retirement Money Fund

UBS RMA Tax-Free Fund Inc.

Fort Dearborn Income Securities Inc.

Global High Income Fund Inc.

Managed High Yield Plus Fund Inc.

Strategic Global Income Fund, Inc.

UBS Funds

UBS U.S. Equity Opportunity Fund

UBS U.S. Small Cap Growth Fund

UBS U.S. Defensive Equity Fund

UBS Global Sustainable Equity Fund

UBS U.S. Large Cap Equity Fund

UBS Equity Long-Short Multi-Strategy Fund

UBS Global Allocation Fund

UBS Dynamic Alpha Fund

UBS Multi-Asset Income Fund

UBS Asset Growth Fund

UBS Core Plus Bond Fund

UBS Fixed Income Opportunities Fund

UBS Municipal Bond Fund

UBS Investment Trust

UBS U.S. Allocation Fund

UBS Money Series

UBS Liquid Assets Fund

UBS Select Prime Institutional Fund

UBS Select Treasury Institutional Fund

UBS Select Tax-Free Institutional Fund

UBS Select Prime Preferred Fund

UBS Select Treasury Preferred Fund

UBS Select Tax-Free Preferred Fund

UBS Select Prime Investor Fund

UBS 9(c)	2

UBS Select Treasury Investor Fund

UBS Select Tax-Free Investor Fund

UBS Select Prime Capital Fund

UBS Select Treasury Capital Fund

UBS Select Tax-Free Capital Fund

UBS PACE Select Advisors Trust*

PACE® International Equity Investments

PACE® Small/Medium Co Growth Equity Investments

PACE® Small/Medium Co Value Equity Investments

PACE® Large Co Growth Equity Investments

PACE® Large Co Value Equity Investments

PACE® International Emerging Markets Equity Investments

PACE® Global Real Estate Investments

PACE® Municipal Fixed Income Investments

PACE® Strategic Fixed Income Investments

PACE® Intermediate Fixed Income Investments

PACE® Mortgage-Backed Securities Fixed Income Investments

PACE® International Fixed Income Investments

PACE® High Yield Investments

PACE® Alternative Strategies Investments

PACE® Money Market Investments

UBS Relationship Funds

UBS Global Securities Relationship Fund

UBS Emerging Markets Equity Relationship Fund

UBS International Equity Relationship Fund

UBS U.S. Equity Alpha Relationship Fund

UBS High Yield Relationship Fund

UBS Opportunistic Emerging Markets Debt Relationship Fund

UBS Cash Management Prime Relationship Fund

UBS Global Corporate Bond Relationship Fund

UBS Credit Bond Relationship Fund

UBS Global (Ex-US) All Cap Growth Relationship Fund

UBS U.S. Treasury Inflation Protected Securities Relationship Fund

UBS Opportunistic Loan Relationship Fund

SMA Relationship Trust

Series M

Series T

Series A

Series G

Series S

Master Trust

Prime Master Fund

Treasury Master Fund

Tax-Free Master Fund

UBS 9(c)	3

As Sub-Adviser:

Curian Variable Series Trust

Curian/UBS Global Long/Short Fixed Income Opportunities Fund

EQ Advisors Trust

EQ/UBS Growth and Income Portfolio

Lincoln Variable Insurance Products Trust

LVIP UBS Large Cap Growth Equity Fund

MFS Series Trust XIII

MFS Diversified Target Return Fund

Nationwide Mutual Funds Series

Nationwide Global Equity Fund

Nationwide High Yield Bond Fund

Pacific Life Funds

Currency Strategies Fund

Pacific Select Fund

Currency Strategies Portfolio

VALIC Company II

International Small Cap Equity Fund

*	Certain of the series of this trust are sub-advised by one or more sub-advisers. No sub-adviser is affiliated with UBS Global AM US or UBS Global AM Americas.

UBS 9(c)	4

Annex A

Part 3

Funds for which UBS Global AM US Serves as Principal Underwriter

UBS Investment Trust

UBS U.S. Allocation Fund

UBS Money Series*

UBS Managed Municipal Trust*

UBS RMA Money Fund, Inc.*

UBS RMA Tax-Free Fund, Inc.

UBS PACE Select Advisors Trust*

UBS Funds*

SMA Relationship Trust*

*	This Fund has multiple series or portfolios. UBS Global AM US serves as principal underwriter for all series or portfolios of the Fund.

UBS 9(c)	5

Annex B

Plea Agreement

UBS 9(c)

UNITED STATES DISTRICT COURT DISTRICT OF CONNECTICUT

— — — — — — — — — — — — — — — — — x

UNITED STATES OF AMERICA

- v.—UBS AG,

Defendant.

:

Crim. No.

:

VIOLATIONS:

: 18 U.S.C. §§ 1343 & 2

:

— — — — — — — — — — — — — — — — — x

PLEA AGREEMENT

The United States of America, by and through the Fraud Section (the “Fraud Section”) of the Criminal Division of the United States Department of Justice (the “Criminal Division”), and UBS AG (“defendant” or “UBS”), by and through its undersigned attorneys, and through its authorized representative, pursuant to authority granted by UBS’s Board of Directors, hereby submit and enter into this plea agreement (the “Agreement”), pursuant to Rule

11(c)(1)(C) of the Federal Rules of Criminal Procedure. The terms and conditions of this

Agreement are as follows:

The Defendant’s Agreement

1. UBS agrees to knowingly waive indictment and plead guilty to a one- count criminal Information charging that, on or about June 29, 2009, in furtherance of a scheme to defraud counterparties to interest rate derivatives transactions by secretly manipulating benchmark interest rates to which the profitability of those transactions was tied, UBS transmitted or caused the transmission of electronic communications in interstate and foreign commerce, in violation of Title 18, United States Code, Sections 1343 and 2. UBS is subject to prosecution for this conduct based on the Criminal Division’s determination that UBS breached

36

the Non-Prosecution Agreement (“NPA”) entered into between UBS and the Fraud Section on December 18, 2012, relating to UBS’s submissions of benchmark interest rates, including the London InterBank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”), and the Tokyo InterBank Offered Rate (“TIBOR”) (collectively, the “IBOR conduct”). The factual basis for the breach of the NPA is set forth in Exhibit 1 attached hereto. UBS further agrees to persist in that plea through sentencing and, as set forth below, to adhere to all provisions of this Agreement.

2. This Agreement is binding on the Criminal Division and UBS but specifically does not bind any other component of the Department of Justice (the “Department”), other federal agencies, or any state, local or foreign law enforcement or regulatory agencies, or any other authorities, although the Criminal Division will bring the cooperation of UBS, its affiliates and subsidiaries, and its compliance with its other obligations under this Agreement to the attention of such agencies and authorities if requested to do so by UBS.

3. UBS agrees that this Agreement will be executed by an authorized corporate representative. UBS represents that a resolution duly adopted by UBS’s Board of Directors is attached to this Agreement as Exhibit 2 and represents that the signatures on this Agreement by UBS and its counsel are authorized by UBS’s Board of Directors, on behalf of UBS.

4. UBS agrees that it has the full legal right, power, and authority to enter into and perform all of its obligations under this Agreement.

5. UBS agrees to abide by all terms and obligations of this Agreement as described herein, including, but not limited to, the following:

a.	To plead guilty as set forth in this Agreement.

b.	To abide by all sentencing stipulations contained in this

Agreement.

c. To appear, through its duly appointed representatives, as ordered for all court appearances, and obey any other ongoing court order in this matter.

d.	To commit no further federal crimes.
e.	To be truthful at all times with the Court.
f.	To pay the applicable fine and special assessment.

6. UBS agrees that in the event UBS sells, merges, or transfers all or substantially all of its business operations as they exist as of the date of this Agreement, whether such sale(s) is/are structured as a stock or asset sale, merger, or transfer, UBS shall include in any contract for sale, merger, or transfer a provision fully binding the purchaser(s) or any successor(s) in interest thereto to the obligations described in this Agreement.

7. UBS shall continue to cooperate fully with the Criminal Division and other law enforcement and regulatory authorities and agencies, subject to applicable law and regulations, in any investigation of UBS, its affiliates or subsidiaries, or any of its present or former officers, directors, employees, agents, and consultants, or any other party, in any and all matters relating to: (a) the manipulation of any benchmark interest rates; (b) manipulation of, or fraud in, the foreign exchange spot and precious metals markets, or in connection with UBS’s V10 Currency Indices; and (c) violations of United States laws concerning fraud or governing securities or commodities markets, about which UBS has any knowledge and about which the Criminal Division shall inquire. The obligations under this Paragraph shall continue until the end of the term of any probation imposed by the Court. In the event any matter as described above in this Paragraph commences during the period of any probation, UBS’s cooperation obligation with respect to that matter will continue for its duration. UBS agrees that its cooperation pursuant to this Paragraph shall include, but not be limited to, the following, all subject to applicable law and regulations:

a. UBS shall truthfully disclose all factual information not protected by a valid claim of privilege or regulatory protection, including the attorney-client privilege and work product doctrine with respect to its activities, those of its affiliates and subsidiaries, and those of its present and former directors, officers, employees, agents, and consultants, including any evidence or allegations and internal or external investigations, about which UBS has any knowledge and about which the Criminal Division may inquire. This obligation of truthful disclosure includes, but is not limited to, the obligation of UBS to provide to the Criminal Division, upon request, any document, record or other tangible evidence about which the Criminal Division may inquire of UBS.

b.	Upon request of the Criminal Division, UBS shall

designate knowledgeable employees, agents or attorneys to provide to the Criminal Division the information and materials described in Paragraph 7(a) above on behalf of UBS. It is further understood that UBS must at all times provide complete, truthful, and accurate information.

c. UBS shall use its best efforts to make available for interviews or testimony, as requested by the Criminal Division, present or former officers, directors, employees, agents and consultants of UBS. This obligation includes, but is not limited to, sworn testimony before a federal grand jury or in federal trials, as well as interviews with other law enforcement and regulatory authorities. Cooperation under this Paragraph shall include identification of witnesses who, to the knowledge of UBS, may have material information regarding the matters under investigation.

d. With respect to any information, testimony, documents, records or other tangible evidence provided to the Criminal Division pursuant to this Agreement, UBS consents to any and all disclosures, subject to applicable law and regulations, to other governmental authorities of such materials as the Criminal Division, in its sole discretion, shall deem appropriate.

8. In addition to the obligations in Paragraph 7, during any term of probation imposed by the Court, should UBS learn of credible information regarding a violation of U.S. federal criminal law (a) concerning fraud or (b) governing the securities or commodities markets, UBS shall, subject to applicable law and regulations, promptly report such credible information to the Criminal Division.

9. UBS agrees that any fine or restitution imposed by the Court will be due and payable within ten (10) business days of sentencing, and UBS will not attempt to avoid or delay payments. UBS further agrees to pay the Clerk of the Court for the United States District Court for the District of Connecticut the mandatory special assessment of $400 within ten (10) business days from the date of sentencing.

Public Statements by UBS

10.	UBS acknowledges that certain of its employees committed criminal conduct that violated the NPA.

11. UBS expressly agrees that it shall not, through present or future attorneys, officers, directors, employees, agents or any other person authorized to speak for UBS make any public statement, including in litigation, contradicting its acceptance of responsibility for the conduct set forth in Exhibit 3, or contradicting the facts set forth in Exhibit 1. Any such contradictory statement shall, subject to cure rights of UBS described below, constitute a breach of this Agreement. The decision as to whether any contradictory public statement by any person will be imputed to UBS for the purpose of determining whether it has breached this Agreement shall be at the sole discretion of the Criminal Division. If the Criminal Division determines that a public statement by any such person contradicts in whole or in part the conduct contained in Exhibit 3 or the facts set forth in Exhibit 1, the Criminal Division shall so notify UBS, and UBS may avoid a breach of this Agreement by publicly repudiating such statement(s) within five (5) business days after notification. UBS shall be permitted to raise defenses and to assert affirmative claims in other proceedings relating to the matters set forth in Exhibit 1 or Exhibit 3 provided that such defenses and claims do not contradict, in whole or in part, its acceptance of responsibility for the conduct set forth in Exhibit 3 or contradicting the facts set forth in Exhibit

1. This Paragraph does not apply to any statement made by any present or former officer, director, employee, or agent of UBS in the course of any criminal, regulatory, or civil case initiated against such individual, unless such individual is speaking on behalf of UBS.

12. UBS agrees that if it or any of its affiliates or subsidiaries issues a press release or holds a press conference in connection with this Agreement, UBS shall first consult with the Criminal Division to determine: (a) whether the text of the release or proposed statements at any press conference are true and accurate with respect to matters between the Criminal Division and UBS; and (b) whether the Criminal Division has any objection to the release.

The Criminal Division’s Agreement

13. In exchange for UBS’s guilty plea and UBS’s complete fulfillment of all of its obligations under this Agreement, the Criminal Division agrees that it will not file additional criminal charges against UBS or any of its affiliates or subsidiaries, relating to: (a) any of the conduct described in Exhibit 3 (previously marked as Appendix A to the NPA); (b) UBS’s submissions for the additional benchmark rates listed in Appendix C to the NPA; (c)

information disclosed by UBS to the Criminal Division prior to the date of this Agreement relating to foreign exchange spot trading markets; (d) information disclosed by UBS to the Criminal Division prior to the date of this Agreement relating to precious metals trading markets; and (e) information disclosed by UBS to the Criminal Division prior to the date of this

Agreement relating to UBS’s V10 Currency Indices. This Paragraph does not provide any protection against prosecution of UBS for any conduct that occurs after execution by the parties of this Agreement. This Paragraph does not provide any protection against prosecution of UBS for any other product, activity, service or market, and does not apply to: (a) any acts of subornation of perjury (18 U.S.C. § 1622), making a false statement (18 U.S.C. § 1001), obstruction of justice (18 U.S.C. § 1503, et seq.), contempt (18 U.S.C. §§ 401-402), or conspiracy to commit such offenses; (b) civil matters of any kind; or (c) any violation of the federal tax laws or conspiracy to commit such offenses. This Agreement does not close or preclude the investigation or prosecution of any natural persons, including any officers, directors, employees, agents, or consultants of UBS.

Factual Basis

14. UBS is pleading guilty because it is guilty of the charge contained in the Information. UBS admits, agrees, and stipulates that the factual allegations set forth in the Information are true and correct, that it is responsible for the acts of its present and former officers and employees described in Exhibit 3, and that Exhibit 3 accurately reflects UBS’s IBOR conduct.

UBS’s Waiver of Rights, Including the Right to Appeal

15.	Federal Rule of Criminal Procedure 11(f) and Federal Rule of Evidence

410 limit the admissibility of statements made in the course of plea proceedings or plea discussions in both civil and criminal proceedings, if the guilty plea is later withdrawn. UBS expressly warrants that it has discussed these rules with its counsel and understands them. Solely to the extent set forth below, UBS voluntarily waives and gives up the rights enumerated in Federal Rule of Criminal Procedure 11(f) and Federal Rule of Evidence 410. Specifically, UBS understands and agrees that any statements that it makes in the course of its guilty plea or in connection with the Agreement are admissible against it for any purpose in any U.S. federal criminal proceeding if, even though the Criminal Division has fulfilled all of its obligations under this Agreement and the Court has imposed the agreed-upon sentence, UBS nevertheless attempts to withdraw its guilty plea.

16. UBS knowingly, intelligently, and voluntarily waives its right to appeal its conviction in this case. UBS similarly knowingly, intelligently, and voluntarily waives the right to appeal the sentence imposed by the Court in accordance with Federal Rule of Criminal Procedure 11(c). In addition, UBS knowingly, intelligently, and voluntarily waives the right to bring any collateral challenge, including challenges pursuant to Title 28, United States Code, Section 2255, challenging either the conviction, or the sentence imposed in this case. Nothing in this Paragraph, however, will act as a bar to UBS perfecting any legal remedies it may otherwise have on appeal or collateral attack respecting claims of ineffective assistance of counsel or prosecutorial misconduct. UBS waives all defenses based on the statute of limitations and venue with respect to any prosecution that is not time-barred on the date that this Agreement is signed in the event that: (a) the conviction is later vacated for any reason; (b) UBS violates this

Agreement; or (c) UBS’s guilty plea is later withdrawn, provided such prosecution is brought within one year of any such vacation of conviction, violation of agreement, or withdrawal of plea plus the remaining time period of the statute of limitations as of the date that this Agreement is signed. The Criminal Division is free to take any position on appeal or any other post-judgment matter. UBS also hereby waives all rights, whether asserted directly or by a representative, to request or receive from any department or agency of the United States any records pertaining to the investigation or prosecution of this case, including without limitation any records that may be sought under the Freedom of Information Act, Title 5, United States Code, Section 552, or the Privacy Act, Title 5, United States Code, Section 552a.

17. UBS has been represented by counsel and is fully satisfied that its attorneys have provided competent legal representation. UBS has thoroughly reviewed this Agreement and acknowledges that counsel has advised it of the nature of the charge, any possible defenses to the charge, and the nature and range of possible sentences.

UBS understands that by entering into this Agreement, UBS surrenders certain rights as provided in this Agreement. UBS understands that the rights of criminal defendants include the following:

a.	The right to indictment by a grand jury.
b.	The right to plead not guilty and to persist in that plea. c. The right to a jury trial.
d.	The right to be represented by counsel.

e. The right at trial to confront and cross-examine adverse witnesses, to testify and present evidence, and to compel the attendance of witnesses.

Penalty

18. The statutory maximum sentence that the Court can impose for a violation of Title 18, United States Code, Section 1343, if the violation affects a financial institution, is a fine of $1 million, see 18 U.S.C. § 3571(c)(1), or twice the gross pecuniary gain or gross pecuniary loss resulting from the offense, whichever is greatest, see 18 U.S.C. § 3571(d); not less than one nor more than five years of probation, see 18 U.S.C. § 3561(c)(1); and a mandatory special assessment of $400, see 18 U.S.C. § 3013(a)(2)(B).

Sentencing Recommendation

19. Pursuant to Fed. R. Crim. P. 11(c)(1)(C), the Criminal Division and UBS agree that the appropriate disposition of this case is, and agree to recommend jointly that the Court impose: (a) a sentence requiring UBS to pay to the United States a criminal fine in the amount of $203 million, pursuant to 18 U.S.C. § 3571(d), payable to the Clerk of Court, United States District Court for the District of Connecticut, within ten (10) business days after the date of judgment; (b) no order of restitution, pursuant to 18 U.S.C. § 3663A(c)(3), as the number of identifiable victims is so large as to make restitution impracticable and determining complex issues of fact related to the cause or amount of victims’ losses would complicate or prolong the sentencing process to a degree that the need to provide restitution to any victim is outweighed by the burden on the sentencing process; and (c) a term of probation of 3 years (collectively, the “Recommended Sentence”). The Recommended Sentence, and the discretionary decision by the Criminal Division not to impose a monitor on UBS, is based, in part, on the following:

a. UBS’s cooperation in the Department’s investigation of criminal conduct in connection with the foreign exchange market, which included, but was not limited to, commencing an internal investigation, reporting the conduct to the Department, assisting and facilitating interviews of current and former UBS employees, in the United States and abroad, frequent communication with the Department, and disclosing many of the facts set forth in Exhibit 1.

b. UBS’s ongoing efforts to undertake measures to improve its risk management and control processes across the bank, as well as UBS’s commencement of remedial action to strengthen the internal controls and policies relating to foreign exchange benchmarks and internal and external communications by traders, its continuing to undertake remedial action, and UBS’s committing significant resources to improving the business practices and associated controls relating to its foreign exchange operations.

c. UBS’s senior management and the Board of Directors taking important steps to promote changes to the culture and values across its business.

20. The parties agree not to seek at the sentencing hearing any sentence other than the sentence recommended in Paragraph 19. The parties further agree that the Recommended Sentence set forth in this Agreement is reasonable, and that the recommended fine amount of $203 million is appropriate under 18 U.S.C. § 3553(a). In addition:

a.	UBS acknowledges that no tax deduction may be sought in connection with the payment of the $203 million fine.
b.	UBS will be ordered by the Court to pay a special assessment of

$400, pursuant to 18 U.S.C. § 3013(a)(2)(B), in addition to any fine imposed.

c.	The term of probation included as part of the Recommended

Sentence should include at least the following provisions:

i.	UBS shall not commit another federal crime during the term of probation;

ii. UBS shall continue to implement a compliance program designed to prevent and detect, or otherwise remediate, the conduct set forth in Exhibit 1 and Exhibit 3 throughout its operations including those of its affiliates and subsidiaries, and shall provide annual reports to the probation officer and the Criminal Division on its progress in implementing the program, the first such report being due one year after entry of judgment. Such reports will likely include proprietary, financial, confidential, and competitive business information, and public disclosure of the reports could discourage cooperation, impede pending or potential government investigations, and thus undermine the objective of the Criminal

Division in obtaining such reports. For these reasons, among others, the reports and the contents thereof are intended to remain and shall remain nonpublic, except as otherwise agreed to by the parties in writing, or except to the extent that the Criminal Division determines in its sole discretion that disclosure would be in furtherance of the Criminal Division’s discharge of its duties and responsibilities or is otherwise required by law;

iii. UBS shall continue to strengthen its compliance program and internal controls as required by the U.S. Commodity Futures Trading Commission, the United Kingdom’s Financial Conduct Authority, Swiss regulator FINMA and any other regulatory or enforcement agencies in connection with resolutions involving conduct in foreign exchange markets or IBOR conduct, and shall include in its report to the probation officer and the Criminal Division, as referenced in Paragraph 16(c)(ii), upon request, information regarding its implementation of any compliance requirements set forth by such agencies in connection with resolutions involving conduct in foreign exchange markets or IBOR conduct . Moreover, UBS agrees that it has no objection to any regulatory agencies providing to the Criminal Division any information or reports generated by such agencies in connection with resolutions involving conduct in foreign exchange markets or IBOR conduct. Such information and reports will likely include proprietary, financial, confidential, and competitive business information, and public disclosure of the information and reports could discourage cooperation, impede pending or potential government investigations, and thus undermine the objective of the Criminal Division in obtaining such reports. The Criminal Division will take reasonable steps to maintain the confidentiality of these documents to the extent necessary to comply with law or applicable policy. For these reasons, among others, the information and reports and the contents thereof are intended to remain and shall remain nonpublic, except as otherwise agreed to by the parties in writing, or except to the extent that the Criminal Division determines in its sole discretion that disclosure would be in furtherance of the Criminal Division’s discharge of its duties and responsibilities or is otherwise required by law.

21. For purposes of sentencing, including but not limited to the Court’s consideration of the Recommended Sentence set forth and proposed in Paragraph 19 above, UBS admits, agrees, and stipulates that the statements set forth in Exhibit 3 are true and correct, and that it is responsible for the acts of its present and former officers and employees described in Exhibit 3.

22.	This agreement is presented to the Court pursuant to Fed. R. Crim. P.

11(c)(1)(C). UBS understands that, if the Court rejects this Agreement, the Court must: (a)

inform the parties that the Court rejects the Agreement; (b) advise UBS’s counsel that the Court is not required to follow the Agreement and afford UBS the opportunity to withdraw its plea; and (c) advise UBS that if the plea is not withdrawn, the Court may dispose of the case less favorably toward UBS than the Agreement contemplated. UBS further understands that if the Court refuses to accept any provision of this Agreement neither party shall be bound by the provisions of the Agreement.

23. Except as set forth in this Agreement, the parties reserve all other rights to make sentencing recommendations and to respond to motions and arguments by the opposition.

24. To the extent that this Agreement triggers regulatory exclusions, disqualifications or penalties, the Criminal Division agrees that, if requested, it will advise the appropriate officials of any governmental agency considering such action, or any waiver or exemption therefrom, of the fact, manner, and extent of the cooperation of UBS, and its affiliates and subsidiaries, concerning the “IBOR” and foreign exchange matters, and the relevant facts regarding the charged conduct as a matter for that agency to consider before determining what action, if any, to take. The triggering of any such regulatory exclusions, disqualifications or penalties by other governmental agencies does not entitle UBS to withdraw its plea or otherwise be released from any of its obligations under this Agreement.

Breach of Agreement

25. UBS agrees that if it or any of its affiliates or subsidiaries fails to provide full, truthful and continuing cooperation as defined in Paragraph 7 of this Agreement or otherwise violates any provision of this Agreement, the Criminal Division may, in its sole discretion, declare such conduct to constitute a breach of this Agreement. In the event of such a breach: (a) the Criminal Division will be free from its obligations under the Agreement and may take whatever position it believes appropriate as to the sentence; (b) UBS will not have the right to withdraw its guilty plea; (c) UBS shall be fully subject to criminal prosecution for any other crimes that it has committed or might commit, if any, including perjury and obstruction of justice; and (d) the Criminal Division will be free to use against UBS, directly and indirectly, in any criminal or civil proceeding any of the information or materials provided by UBS pursuant to this Agreement, as well as the Statement of Facts attached as Exhibit 3 and the Factual Basis for Breach attached as Exhibit 1.

26. In the event of a breach of this Agreement by UBS, if the Criminal Division elects to pursue criminal charges or any civil or administrative action that was not filed as a result of this Agreement, then:

a. UBS agrees that, as to the Criminal Division, any applicable statutes of limitation relating to conduct set forth in this Agreement, Exhibit 1 or Exhibit 3 are tolled between the date of UBS’s signing of this Agreement and the discovery by the Criminal Division of any breach by UBS plus one year.

b. UBS agrees that, as to the Criminal Division, the statute of limitations as to any violation of U.S. federal criminal law (a) concerning fraud or (b) governing the securities or commodities markets that occurs during any term of probation imposed by the Court will be tolled from the date upon which the violation occurs until the date upon which the Criminal Division is made aware of the violation.

c. UBS gives up all defenses based on the statute of limitations, any claim of pre-indictment delay, or any speedy trial claim with respect to any such prosecution or action, except to the extent that such defenses existed as of the date of the signing of this Agreement.

27. UBS’s decision to enter into this Agreement and to enter a plea of guilty was freely and voluntarily made and is not the result of force, threats, assurances, promises, or representations other than the representations contained in this Agreement. The Criminal Division has made no promises or representations to UBS as to whether the Court will accept or reject the recommendations contained within this Agreement.

28. UBS will immediately file an application for a prohibited transaction exemption with the United States Department of Labor (“DoL”) requesting that UBS, its subsidiaries, and affiliates be allowed to continue to be qualified as a Qualified Professional Asset Manager pursuant to Prohibited Transactions Exemption 84-14 (the “QPAM Exemption”). UBS will seek such exemption in the form and manner that permits such exemption to be considered in the most expeditious manner possible, and will provide all information requested of it by DoL in a timely manner. The decision regarding whether or not to grant an exemption, temporary or otherwise, is committed to DoL, and the Offices take no position on whether or not an exemption should be granted. If DoL denies the exemption, or takes any other action adverse to UBS, UBS may not withdraw its plea or otherwise be released from any of its obligations under the Plea Agreement. The Criminal Division agrees that it will support a motion or request by UBS that sentencing in this matter be adjourned until DoL has issued a ruling on UBS’s request for an exemption, temporary or otherwise, so long as UBS is proceeding with the DoL in an expeditious manner

Complete Agreement

29. This Agreement sets forth all the terms of the agreement between UBS and the Criminal Division. No amendments, modifications or additions to this Agreement shall be valid unless they are in writing and signed by the Criminal Division, the attorneys for UBS and a duly authorized representative of UBS.

30. UBS is entering into a separate Cooperation and Non-Prosecution Agreement with the Antitrust Division of the Department of Justice relating to foreign exchange antitrust offenses. The Cooperation and Non-Prosecution Agreement with the Antitrust Division is contingent on the Court’s sentencing of UBS to the Recommended Sentence in this

Agreement.

AGREED:

FOR UBS AG:

Date: May 20, 2015 By: _/s/ James B. Fuqua JAMES B. FUQUA General Counsel Investment Bank Americas

Date: May 20, 2015 By: _/s/ David P. Burns DAVID P. BURNS, ESQ.

Gary R. Spratling, Esq. F. Joseph Warin, Esq. D. Jarrett Arp, Esq.

Gibson, Dunn & Crutcher LLP

FOR THE DEPARTMENT OF JUSTICE, CRIMINAL DIVISION, FRAUD SECTION:

ANDREW WEISSMANN Chief, Fraud Section Criminal Division

United States Department of Justice

Date: May 20, 2015 By:

SANDRA L. MOSER, ASSISTANT DEPUTY CHIEF Daniel A. Braun, Deputy Chief Benjamin D. Singer, Deputy Chief

Albert B. Stieglitz, Assistant Deputy Chief

Melissa T. Aoyagi, Trial Attorney

Gary A. Winters, Trial Attorney

EXHIBIT 1

FACTUAL BASIS FOR BREACH

This Factual Basis for Breach of the Non-Prosecution Agreement (“NPA”) dated December 18, 2012, entered into between the United States Department of Justice, Criminal Division (“Criminal Division”), Fraud Section (“Fraud Section”), and UBS AG (“UBS”), is incorporated by reference as part of the plea agreement, dated May 20, 2015, between the Criminal Division and UBS.

1. On December 18, 2012, in exchange for UBS agreeing, among other things, to “commit no United States crime whatsoever” for a period of two years from that date, and representing to the Criminal Division that, among other things, the bank: (a) “ha[d] made important and positive changes in its compliance, training, and overall approach to ensuring its adherence to the law;” (b) had “sought to effectively remediate any problems it discovered,” and (c) had “strengthened its compliance and internal controls standards and procedures,” the Criminal Division agreed not to prosecute UBS for any crimes related to UBS’s submissions of benchmark interest rates, including the London InterBank Offered Rate (“LIBOR”), the Euro InterBank Offered Rate (“EURIBOR”), and the Tokyo InterBank Offered Rate (“TIBOR”) (collectively “IBOR”). UBS also agreed, among other things, to pay a penalty of $500 million.

2. The Criminal Division, in an exercise of the discretion conferred upon it by the agreed upon terms of the NPA, has determined that UBS violated the terms of the NPA and declared a breach of the NPA. Relevant considerations in arriving at that determination and making that declaration include the following:

a. Certain employees of UBS engaged in conduct after December 18, 2012, that constitutes a breach of the NPA, namely, (i) fraudulent and deceptive currency trading and sales practices in conducting certain foreign exchange (“FX”) market transactions with customers via telephone, email, and/or electronic chat, to the detriment of UBS’s customers, and (ii) collusion with other participants in certain FX markets.

b. UBS has on multiple occasions received civil and regulatory settlements, as well as three criminal resolutions, to wit:

i. In February 2009, UBS entered into a Deferred Prosecution Agreement with the Department’s Tax Division for conspiring to defraud the United States of tax revenue through secret Swiss bank accounts for United States taxpayers (which conduct occurred prior to

2008), and agreed to pay $780 million;

ii. In May 2011, UBS entered into a Non-Prosecution Agreement with the Department’s Antitrust Division to resolve allegations of bid-rigging in the municipal bond derivatives market (which conduct occurred prior to 2007), and agreed to pay $160 million; and

iii. In December 2012, UBS and the Criminal Division, Fraud Section entered into the NPA in connection with its manipulation of IBOR benchmarks (which conduct occurred prior to 2011).

c. UBS’s instant conduct in connection with FX markets constitutes its fourth matter involving the Department over the course of approximately six years. UBS’s compliance program and its remedial efforts following the discovery and investigation of its IBOR conduct did not detect collusive and deceptive sales-related conduct in FX markets until an article was published pointing to potential misconduct in the FX markets.

d. UBS was required under the terms of the NPA to disclose potential criminal conduct, and did so.

UBS’S FX BUSINESS

3. FX markets operate on a global scale. Participants include a wide variety of entities, including banks, hedge funds, investment management firms, corporations, as well as individuals. Participants buy and sell currencies on a 24-hour basis, and do so primarily for purposes of conducting international financial transactions and speculating on fluctuating currency prices for profit.

4. FX markets are over-the-counter markets and, as such, are decentralized and require financial institutions to act as dealers willing to buy or sell a currency. Dealers, also known throughout FX markets as “market makers,” therefore play a critical role in ensuring the continued functioning of the markets.

5. UBS is a financial services corporation with its headquarters in Zurich, Switzerland. UBS conducts its FX business through its Investment Bank, which is a division of the corporation. At relevant times herein, UBS was an FX dealer/market maker, with FX trading desks in the following main locations: Stamford, Connecticut; Singapore; and Zurich, Switzerland, and FX Distribution (sales) desks in Stamford; Zurich; Singapore, and London, United Kingdom.

6. UBS employed FX traders who were responsible for engaging in currency trading with UBS’s FX customers, who include major corporations, hedge funds, asset managers, and investors, among others—and for conducting proprietary trading on behalf of the bank. UBS also employed FX salespeople whose primary responsibility was to take FX orders from customers and communicate those orders to traders, as well as to facilitate FX transactions, such as spot trades, described more fully in Paragraph 9 below, between UBS customers and FX traders.

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7. FX trading and valuation is rooted in the use of currency pairs, with the value or exchange rate of a particular currency (also known as the “base currency”) quoted as the “base” or first currency relative to the “counter” or second currency. For example, a quote for the Euro versus the U.S. dollar (“EUR/USD currency pair”) of 1.5000 sets forth the value of the Euro (the base currency) in terms of U.S. dollars (the counter currency); in this example, one Euro is worth

1.50 U.S. dollars. Currencies generally are quoted out to ten-thousandths, with the final digit (or fourth decimal place) known as a “percentage in point,” or, colloquially, a “pip.” The EUR/USD currency pair is the most traded currency pair by volume, with a trading volume that can exceed

$500 billion per day.

8. There are several types of products traded in FX markets, to include spot trades, forwards, options and swaps. In a spot trade, two parties exchange an agreed-upon volume of one currency for another currency at an agreed-upon exchange rate. For example, to enter into a trade in FX spot markets, one party makes a bid to buy, or an offer (also referred to as an “ask”) to sell, fifty million (50,000,000) Euro in exchange for U.S. dollars at a specified rate, which bid or offer the counter-party can accept or reject. An FX customer seeking to trade currency at the prevailing FX spot market price can transact either by obtaining a quote through an electronic trading platform or by contacting the dealer’s salesperson to obtain a quote. A dealer like UBS may provide price quotes to potential customers in the form of a “bid/ask spread,” which represents the difference between the price at which the dealer is willing to buy the currency from the customer (the “bid”) and the price at which the dealer is willing to sell the currency to the customer (the “ask”). Alternatively, a dealer may provide either just the bid or just the ask to a potential customer seeking to either sell or buy currency. Spot transactions are conducted in cash and typically are settled within two business days.

9. There also are several types of FX orders that a customer can place, including limit, fix, take-profit, and stop-loss orders. A limit order is an order to buy or sell a currency pair when certain conditions are fulfilled. A fix order is an order to trade at a subsequently determined “fix rate.” When a dealer accepts a fix order from a customer, the dealer agrees to fill the order at a rate to be determined at a subsequent fix time based on trading in interdealer markets. Two such “fixes” used to determine a fix rate are the European Central Bank (“ECB”) fix, which occurs each day at 2:15 PM (CET) and the World Markets/Reuters (“WMR”) fix, which occurs each day at 4:00 PM (GMT).

UBS’S CONDUCT

10.	Certain employees of UBS engaged in the following deceptive conduct.

Misrepresentations about Sales Markups

11. Prior to, and continuing after the NPA, certain UBS FX salespeople misrepresented to UBS customers that no sales markup was being added by UBS in connection with the execution of certain FX transactions when, in fact, UBS added undisclosed markups to these customers’ transactions. One illustrative example follows:1

a. On May 3, 2013, a UBS FX salesperson based in London, in an electronic chat with a customer, stated, “ALL of your business today we have filled completely flat and on 1 clips of gbp we took pip loss – we have not made any money out of each individual clip whatsoever …. I can assure you no hard markeup is taken on yr business.”

Arrangements to Add Sales Markups to “Open Line” Customers

12.	On occasion, UBS customers requested that a UBS FX salesperson provide them with an “open line” while the salesperson consulted with a UBS FX trading desk to obtain a

1 All typographical and grammatical errors in the excerpted communications appear in the originals. Within quotations, any use of ellipses and emphasis is that of the original author.

price. Certain customers requesting an “open line” had an expectation that the price they heard was indeed the “trader price” and therefore did not include any sales markup. Certain customers on such an “open line” sought to be privy to discussions regarding price between the UBS salesperson and the trader working on the desk relevant to the customers’ specified transaction currency. Such customers sought an “open line,” in part, to ensure that they could hear the price quoted directly by the trader—the “trader price”—rather than receiving a price quote that included a sales markup.

13. Prior to, and continuing after the NPA, certain UBS FX salespeople and traders used hand signals during certain customers’ “open line” calls in order to conceal from customers that they were being marked up. For example, unbeknownst to the customer, a salesperson would hold up two fingers to signal that the trader should add mark up of “two pips” to the quoted price. Further, with advance knowledge or expectation of an imminent “open line” request by a particular customer, certain UBS FX salespeople and traders entered into prior arrangements to add undisclosed markup to the price quoted by traders over the open line. These practices occurred on UBS’s FX sales and trading desks in Zurich, London (sales only), and Stamford. One illustrative example follows:

a. On July 19, 2013, a UBS FX salesperson based in Stamford, in an electronic chat with a UBS FX trader in Stamford, stated: “so the game plan is: i will ask for the price over the hoot,[2] and i will leave the phone line open for the customer to hear the hoot. so we (you and i and [a UBS colleague]) need to coordinate on pricing.” The salesperson went on to say, “so because you and i will have an open hoot, the price you give me will have the spread included[.]”

2 The “hoot” refers to an internal communication system that enabled salespeople and traders to communicate with one another over a speaker. A conversation over this system could be heard by a person on the other end of a phone line if there was a phone placed close enough to the “hoot.”

“Working” FX Customers’ Limit Orders at Altered Prices

14. Prior to, and continuing after the NPA, UBS accepted limit orders from FX customers. A limit order is an order to buy or sell a currency pair when the market hits a price specified by a customer. The key components of a limit order are the price and timing of execution. After accepting limit orders at a certain price, UBS personnel would (unbeknownst to the customer) “track” or “work” certain limit orders or portions of limit orders at a price level different from that specified by the customer—often differing by a small number of pips—to add an undisclosed markup. On those occasions where the market hit both the customer’s specified limit price and UBS’s altered price, this practice resulted in UBS obtaining an undisclosed markup, and also may have resulted in a delay in executing the customer’s order. If the market hit the customer’s limit price but not UBS’s altered tracking price, this practice subjected customers to a risk that their limit orders would not be filled, or at a minimum that the fill of their limit orders would be delayed. The practice of tracking and executing limit orders at a level different from the customer’s level occurred throughout UBS’s FX trading and sales desks. One illustrative example follows:

a. On July 17, 2013, a UBS FX salesperson based in Stamford sent the following email to colleagues on UBS’s London and Singapore FX desks: “Please note that [customer] has an order to buy EUR 150 mio at 1.3070. I split the trade into three pieces; EUR 50 mio flat =

1.3070, EUR 50 mio at 1.3069 and EUR 50 mio at 1.3068.” Later in the same email, the UBS FX salesperson added, “If he trades, I would like you to try and take two pips. . . Three would be even better, but I’ll leave that up to you.”

Collusive Conduct Related to the FX Spot Market

15. Prior to, and continuing after the NPA, UBS, through one of its FX traders, conspired with other financial services firms acting as dealers in an FX spot market by agreeing to restrain competition in the purchase and sale of the EUR/USD currency pair in the United States and elsewhere. This was achieved by, among other things: (i) coordinating the trading of the EUR/USD currency pair in connection with ECB and WMR benchmark currency “fixes” which occurred at 2:15 PM (CET) and 4:00 PM (GMT) each trading day, and (ii) refraining from certain trading behavior, by withholding bids and offers, when one conspirator held an open risk position, so that the price of the currency traded would not move in a direction adverse to the conspirator with an open risk position. UBS participated in this collusive conduct from in or about October 2011 and continued until at least January 2013.

CERTIFICATE OF CORPORATE RESOLUTIONS OF

UBS AG

At a duly held meeting on May 19, 2015, the Board of Directors (the “Board”) of UBS AG (the “Company”) resolved as follows:

WHEREAS, the Company, through its legal counsel, has been engaged in discussions with the United States Department of Justice, Criminal Division in connection with its investigation into potential criminal violations related to the London Interbank Offered Rate (the “LIBOR Investigation”) and its investigation into foreign exchange markets (the “FX Investigation,” and together with the LIBOR Investigation, the “Investigations”);

WHEREAS, the Group Executive Board of the Company and both internal and external legal counsel have reported to the Board the terms and conditions of a proposed resolution of the Investigations;

WHEREAS, the Group Executive Board of the Company, based on the report and recommendations of the Group General Counsel and external counsel, unanimously recommends that the Board adopt the resolutions below;

WHEREAS, the Board has been advised by its legal counsel of the Information and a Plea Agreement, with examples, as circulated to the Board (collectively the “Plea Agreement”), including, but not limited to, the criminal fine payment; and

WHEREAS, the Board acknowledges that the Plea Agreement fully sets forth the Company’s agreement with the United States Department of Justice, Criminal Division with respect to criminal violations identified during the LIBOR Investigation and that no additional promises or representations have been made to the Company by any officials of the United States Department of Justice, Criminal Division in connection with the disposition of the Investigations, other than those set forth in the Plea Agreement.

Based on the unanimous recommendation of Group Executive Board of the Company, this

Board hereby RESOLVES that:

1.	The Board approves and agrees to the Group Executive Board’s unanimous recommendation;
2.

The Board approves and agrees that it is in the best interest of the Company to enter the guilty plea provided for, and agrees to the other terms provided in the Plea Agreement with the United States Department of Justice in substantially the form and substance set forth in the form of Plea Agreement presented to this Board;

3.

The directors of the Company and legal counsel for the Company are hereby each individually authorized, empowered and directed, on behalf of the Company, to execute and deliver the Plea Agreement, substantially in such form as reviewed by this Board, with such changes as such directors or legal counsel may approve;

4.

The directors of the Company and legal counsel for the Company are hereby each individually authorized, empowered and directed to take any and all actions as may be necessary or appropriate, and to approve the forms, terms or provisions of any agreement or other documents as may be necessary or appropriate to carry out and effectuate the purpose and intent of the foregoing resolution (including execution and delivery of any such agreement or document on behalf of the Company);

5.

James B. Fuqua, Managing Director and General Counsel Investment Bank Americas, or his delegate, be and hereby is authorized (i) to execute the Plea Agreement on behalf of the Company, with such modifications as he may approve, (ii) to act and speak on behalf of the Company, in any proceeding or as otherwise necessary, for the purpose of executing the Plea Agreement, including entry of a guilty plea in court on behalf of the Company, and (iii) to take further action as appears to him necessary or desirable to carry into effect the intent and purpose of the foregoing resolution; and

6.

All of the actions of the directors of the Company and legal counsel for the Company, which actions would have been within the scope of and authorized by the foregoing resolution except that such actions were taken prior to the adoption of such resolutions, are hereby severally ratified, confirmed, approved and adopted as actions on behalf of the Company; and

7.

The representative directors of the Company are individually authorized, empowered or directed, to provide to the United States Department of Justice, Criminal Division a certified copy of this resolution.

I hereby certify that the above is a true and accurate copy of the resolutions of the Board of the

Company passed on May 19, 2015.

May 19, 2015

[GRAPHIC APPEARS HERE] Axel Weber, Chairman of the UBS Board of Directors

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EXHIBIT 3

STATEMENT OF FACTS

This Statement of Facts is incorporated by reference as part of the plea agreement, dated

May 20, 2015, between the United States Department of Justice, Criminal Division, Fraud

Section (“Fraud Section”), and UBS AG (“UBS”). The parties agree that the following information is true and accurate:

I.

BACKGROUND

A. LIBOR, Euroyen TIBOR, and Euribor

1. Since its inception in approximately 1986, the London Interbank Offered Rate (“LIBOR”) has been a benchmark interest rate used in financial markets around the world. Futures, options, swaps, and other derivative financial instruments traded in the over-the-counter market and on exchanges worldwide are settled based on LIBOR. The Bank of International Settlements has estimated that in the second half of 2009, for example, the notional amount of over-the-counter interest rate derivative contracts was valued at approximately $450 trillion. In addition, mortgages, credit cards, student loans, and other consumer lending products often use LIBOR as a reference rate.

2. LIBOR is published under the auspices of the British Bankers’ Association (“BBA”), a trade association with over 200 member banks that addresses issues involving the United Kingdom banking and financial services industries. The BBA defines LIBOR as:

The rate at which an individual Contributor Panel bank could borrow funds, were it to do so by asking for and then accepting inter-bank offers in reasonable market size, just prior to 11:00 [a.m.] London time.

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            , 2015, between the United States Department of Justice, Criminal Division, Fraud

This definition has been in place since approximately 1998.

3. LIBOR rates were initially calculated for three currencies: the United States Dollar, the British Pound Sterling, and the Japanese Yen. Over time, the use of LIBOR expanded, and benchmark rates were calculated for ten currencies, including the original three.

4. The LIBOR for a given currency is the result of a calculation based upon submissions from a panel of banks for that currency (the “Contributor Panel”) selected by the BBA. Each member of the Contributor Panel submits its rates every London business day through electronic means to Thomson Reuters, as an agent for the BBA, by 11:10 a.m. London time. Once each Contributor Panel bank has submitted its rate, the contributed rates are ranked. The highest and lowest quartiles are excluded from the calculation, and the middle two quartiles (i.e., 50% of the submissions) are averaged to formulate the resulting LIBOR “fix” or “setting” for that particular currency and maturity.

5. The LIBOR contribution of each Contributor Panel bank is submitted to between two and five decimal places, and the LIBOR fix is rounded, if necessary, to five decimal places. In the context of measuring interest rates, one “basis point” (or “bp”) is one-hundredth of one percent (0.01%).

6. Thomson Reuters calculates and publishes the rates each business day by approximately 11:30 a.m. London time. Fifteen maturities (or “tenors”) are quoted for each currency, ranging from overnight to twelve months. The published rates are made available worldwide by Thomson Reuters and other data vendors through electronic means and through a variety of information sources. In addition to the LIBOR fix resulting from the calculation,

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Thomson Reuters publishes each Contributor Panel bank’s submitted rates along with the names of the banks.

7. According to the BBA, each Contributor Panel bank must submit its rate without reference to rates contributed by other Contributor Panel banks. The basis for a Contributor

Panel bank’s submission, according to a clarification the BBA issued in June 2008, must be the rate at which members of the bank’s staff primarily responsible for management of the bank’s cash, rather than the bank’s derivative trading book, consider that the bank can borrow unsecured inter-bank funds in the London money market. Further, according to the BBA, a Contributor Panel bank may not contribute a rate based on the pricing of any derivative financial instrument. In other words, a Contributor Panel bank’s LIBOR submissions should not be influenced by its motive to maximize profit or minimize losses in derivatives transactions tied to LIBOR.

8.	The Contributor Panel for United States Dollar (“Dollar”) LIBOR from at least

2005 through 2010 was comprised of 16 banks, including UBS. Presently, there are 18 banks on the Dollar Contributor Panel, including UBS. From at least 2005 to the present, UBS has also been a member of the Contributor Panels for, among other currencies, Yen LIBOR, Euro

LIBOR, Swiss Franc LIBOR, and Pound Sterling LIBOR.

9. From at least 2005 to the present, UBS has also been a member of the Contributor Panel for the Euro Interbank Offered Rate (“Euribor”). Euribor is a reference rate overseen by the European Banking Federation (“EBF”), which is based in Brussels, Belgium. Since 2005, the Euribor Contributor Panel has been comprised of approximately 42 to 48 banks. Euribor is the rate at which Euro interbank term deposits within the Euro zone are expected to be offered by one prime bank to another, at 11:00 a.m. Brussels time.

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10. Thomson Reuters, as an agent of the EBF, calculates and publishes the Euribor rates each business day. Each Euribor Contributor Panel bank submits its contributed rate to Thomson Reuters through electronic means, and then the contributed rates are ranked. The highest and lowest 15% of all the quotes are excluded from the calculation, and the remaining rates (i.e., the middle 70%) are averaged to formulate the resulting Euribor fix for each tenor. The published rates, and each Contributor Panel bank’s submitted rates, are made available worldwide through electronic means and through a variety of information sources.

11. From at least 2005 until 2012, UBS was also a member of the Contributor Panel for the Euroyen Tokyo Interbank Offered Rate (“TIBOR”). TIBOR is a reference rate overseen by the Japanese Bankers Association (“JBA”), which is based in Tokyo, Japan. While UBS was a member of the panel, the Euroyen TIBOR Contributor Panel was comprised of 16 banks. The term “Euroyen” refers to Yen deposits maintained in accounts outside of Japan. Euroyen TIBOR is what Contributor Panel banks deem to be prevailing lending market rates between prime banks in the Japan Offshore Market as of 11:00 a.m. Tokyo time. Euroyen TIBOR is calculated by discarding the two highest and two lowest submissions, and averaging the remaining rates. The published rates, and each Contributor Panel bank’s submitted rates, are made available worldwide through electronic means and through a variety of information sources.

12. Because of the widespread use of LIBOR and other benchmark interest rates in financial markets, these rates play a fundamentally important role in financial systems around the world.

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B. Eurodollar and Euroyen Futures Contracts, and Interest Rate Swaps

13. Eurodollar futures contracts are traded on the Chicago Mercantile Exchange (“CME”), and are settled based on LIBOR. Eurodollar futures contracts are highly liquid, and each has a notional value of $1 million. A “Eurodollar” is a Dollar deposit with a bank outside of the United States. A Eurodollar futures contract is essentially the interest that would be paid on a Eurodollar deposit of $1 million for a term of three months. Prior to the settlement date, the price of a 3-month Eurodollar futures contract is an indication of the market’s prediction of the

3-month Dollar LIBOR on its settlement date. The actual settlement price of a 3-month contract is calculated as 100 minus the 3-month Dollar LIBOR on the settlement date. Most Eurodollar futures contracts settle on four quarterly International Monetary Market (“IMM”) dates, which are the third Wednesday of March, June, September, and December. The last trading days are the second London bank business day prior to the third Wednesday (i.e., usually Monday) in those months. In 2009, according to the Futures Industry Association, more than 437 million Eurodollar futures contracts were traded on the CME.

14. Euroyen futures contracts are also traded on the CME and other exchanges around the world, and are settled based on Euroyen TIBOR. A Euroyen futures contract is essentially the interest that would be paid on a Euroyen deposit of ¥100,000,000 for a term of three months. The actual settlement price of a 3-month contract is calculated as 100 minus the 3-month

Euroyen TIBOR on the settlement date. Most contracts settle on the four quarterly IMM dates. From 2007 through 2011, according to the CME, more than 758,000 Euroyen TIBOR futures contracts were traded on the CME.

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15. An interest rate swap (“swap”) is a financial derivative instrument in which two parties agree to exchange interest rate cash flows. If, for example, a party has a transaction in which it pays a fixed rate of interest but wishes to pay a floating rate of interest tied to a reference rate, it can enter into an interest rate swap to exchange its fixed rate obligation for a floating rate one. Commonly, for example, Party A pays a fixed rate to Party B, while Party B pays a floating interest rate to Party A indexed to a reference rate like LIBOR. There is no exchange of principal amounts, which are commonly referred to as the “notional” amounts of the swap transactions. Interest rate swaps are traded over-the-counter; in other words, they are negotiated in transactions between counterparties and are not traded on exchanges.

C. UBS

16. UBS AG is a financial services corporation with headquarters located in Zurich, Switzerland. UBS AG has banking divisions and subsidiaries around the world, including in the United States, with its United States headquarters located in New York, New York and

Stamford, Connecticut. One of its divisions is the Investment Bank, which operates through a number of legal entities including UBS Securities Japan Co., Ltd., – which is a wholly-owned subsidiary of UBS AG that engages in investment banking and wealth management. UBS employs derivatives traders throughout the world – including in Stamford, London, Zurich, and Tokyo – who trade financial instruments tied to LIBOR, Euribor and Euroyen TIBOR, including interest rate swaps and Eurodollar and Euroyen futures contracts (“derivatives traders”).1

1 The term “derivatives traders” includes traders on UBS’s Short-Term Interest Rates (“STIR”) and Rates desks. The STIR desks were responsible for the bank’s short-term funding and handled certain derivatives trades. The Rates desks traded longer-term interest rate products and generally had greater exposure to movements in LIBOR, Euribor and Euroyen TIBOR as compared to the STIR desks.

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17. UBS AG’s Group Treasury section is the part of UBS AG that monitors and oversees the financial resources of the entire bank, including the bank’s liquidity and funding. At all relevant times herein, Asset and Liability Management (“ALM”) is the part of the Investment Bank Division which managed the bank’s liquidity buffer and issuance of new commercial paper and certificates of deposit. Group Treasury provided guidance to ALM on funding issues. The head of ALM worked for the Investment Bank Division.

D. UBS’s LIBOR, Euroyen TIBOR, and Euribor Submissions

18. At various times from at least 2001 through June 2010, certain UBS derivatives traders – whose compensation from UBS was directly connected to their success in trading financial products tied to LIBOR, Euroyen TIBOR and Euribor – directly or indirectly exercised improper influence over UBS’s submissions for those benchmark interest rates.

19. Up until September 1, 2009, UBS’s LIBOR submissions were made by UBS derivatives traders. On September 1, 2009, ALM took over the LIBOR submission process from the derivatives trading desks.2 This change was the result of a decision of UBS’s Compliance Department (“Compliance”), based on the conclusion that there was an inherent conflict of interest in having derivatives traders determine the daily benchmark submissions. Nevertheless, under this new policy, derivatives traders continued to provide input to ALM, which ALM submitters at times considered in determining UBS’s LIBOR and Euribor submissions. Each day, approximately 15 minutes before ALM made its LIBOR and Euribor submissions, derivatives traders in a given currency would input their assessment of LIBOR and Euribor changes into a shared spreadsheet. The ALM submitters then considered that input along with the previous day’s submission, but also factored in ALM’s knowledge of UBS’s cost of funds.

2 In October, 2009 ALM took over the Euribor submission process from the derivatives traders, and in January 2011, ALM took over the Euroyen TIBOR submission process.

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II.

UBS’S MANIPULATION OF

LIBOR, EUROYEN TIBOR AND EURIBOR SUBMISSIONS

20. From as early as 2001 through at least June 2010, certain UBS derivatives traders requested and obtained benchmark interest-rate submissions which benefited their trading positions. These derivatives traders requested, and sometimes directed, that certain UBS LIBOR, Euroyen TIBOR, and Euribor submitters submit benchmark interest rate contributions that would benefit the traders’ trading positions, rather than rates that complied with the definitions of LIBOR, Euroyen TIBOR and Euribor. Those derivatives traders either requested or directed a particular LIBOR, Euroyen TIBOR or Euribor contribution for a particular tenor and currency, or requested that the rate submitter contribute a rate higher, lower, or unchanged for a particular tenor and currency. The derivatives traders made these requests in electronic messages, telephone conversations, and in-person conversations. The LIBOR, Euroyen TIBOR, and Euribor submitters regularly agreed to accommodate the derivatives traders’ requests and directions for favorable benchmark interest rate submissions.

A. Yen LIBOR and Euroyen TIBOR

21. The market for derivatives and other financial products linked to benchmark interest rates for the Yen is global and is one of the largest and most active markets for such products in the world. A number of these products are traded in the United States – such as the Euroyen TIBOR futures contract traded on the CME – in transactions involving U.S.-based counterparties. For example, a meaningful portion of the total value of the transactions entered

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into by UBS’s most successful Yen derivatives trader from 2007 through 2009 (“Trader-1”)

involved U.S.-based counterparties.

22. Beginning in 2006, in Zurich, Tokyo, and elsewhere, several UBS employees engaged in sustained, wide-ranging, and systematic efforts to manipulate Yen LIBOR and, to a lesser extent, Euroyen TIBOR, to benefit UBS’s trading positions. This conduct encompassed hundreds of instances in which UBS employees sought to influence benchmark rates; during some periods, UBS employees engaged in this activity on nearly a daily basis. In furtherance of these efforts to manipulate Yen benchmarks, UBS employees used several principal and interrelated methods, including the following:

a) internal manipulation within UBS of its Yen LIBOR and Euroyen TIBOR submissions;

b) use of cash brokers to influence other Contributor Panel banks’ Yen LIBOR submissions by disseminating misinformation; and

c) efforts to collude directly with employees at other Contributor Panel banks, either directly or through brokers, in order to influence those banks’ Yen LIBOR submissions.

Details and examples of this conduct are set forth below.

1) Manipulation Within UBS of its Yen LIBOR and Euroyen TIBOR Submissions

a. Yen LIBOR

23. Instances of accommodating Yen derivatives traders’ requests dated back at least to 2002, when UBS’s Yen LIBOR submitter – later promoted to manage UBS’s Yen and Swiss Franc derivatives trading desks – occasionally accommodated his/her supervisor’s instruction for submissions to benefit the supervisor’s Yen derivatives trading positions.

24.	The manipulation of Yen LIBOR submissions to benefit UBS derivatives traders’

positions began to occur far more frequently after July 2006, when UBS hired Trader-1, a

Tokyo-based Yen derivatives trader. Beginning in September 2006, and continuing until soon before he left UBS in September 2009, Trader-1, and occasionally other UBS Yen derivatives traders, regularly requested that UBS Yen LIBOR submitters contribute LIBOR submissions to benefit their trading books. Trader-1 and his/her colleagues engaged in this conduct on the majority of total trading days during this more-than-three-year period.

25.	For example, on Monday, November 20, 2006, Trader-1 asked the UBS Yen

LIBOR submitter (“Submitter-3”), who was substituting for the regular submitter (“Submitter-

1”) that day, “hi . . . [Submitter-1] and I generally coordinate ie sometimes trade if ity [sic] suits, otherwise skew the libors a bit.” Trader-1 went on to request, “really need high 6m [6-month] fixes till Thursday.” Submitter-3 responded, “yep we on the case there . . . will def[initely] be on the high side.” The day before this request, UBS’s 6-month Yen LIBOR submission had been tied with the lowest submissions included in the calculation of the LIBOR fix. Immediately after this request for high submissions, however, UBS’s 6-monthYen LIBOR submissions rose to the highest submission of any bank in the Contributor Panel and remained tied for the highest until Thursday – as Trader-1 had requested.

26.	In early 2007, a new UBS Yen LIBOR submitter (“Submitter-2”) received training from Submitter-1, who was also a UBS manager and Yen derivatives trader. During that training, Submitter-2 was instructed that the primary factor in determining UBS’s Yen LIBOR submissions each day was the UBS Yen derivatives traders’ requests, which were to be accommodated. Submitter-2 followed that directive, and accommodated Trader-1 and other

UBS Yen derivatives traders’ requests for LIBOR submissions through July 2009, when

Submitter-2’s responsibilities at UBS changed.

27. From at least August 2007 and at various times through at least September 2009, the manager of one of the Yen derivatives trading desks in Tokyo exerted pressure on Yen LIBOR submitters to take derivatives traders’ positions into account when setting Yen LIBOR. Yen derivatives traders routinely requested that the submitters contribute Yen LIBOR submissions to benefit their trading books, and the submitters, in accordance with the instructions from their superiors at UBS, accommodated derivatives traders’ requests.

28. An example of such an accommodation occurred on March 29, 2007, when Trader-1 asked Submitter-1, “can we go low 3[month] and 6[month] pls? . . . 3[month] esp.” Submitter-1 responded “ok”, and then the two had the following exchange by electronic chat:

Trader-1: what are we going to set?

Submitter-1: too early to say yet . . . prob[ably] .69 would be our unbiased contribution

Trader-1: ok wd really help if we cld keep 3m low pls

Submitter-1: as i said before—i [don’t] mind helping on your fixings, but i’m not setting libor 7bp away from the truth. . . i’ll get ubs banned if i do that, no interest in that.

Trader-1: ok obviousl;y [sic] no int[erest] in that happening either . . . not asking for it to be 7bp from reality anyway any help appreciated[.]

Trader-1 received the help he requested. Although Submitter-1’s “unbiased contribution” of the

3-monthYen LIBOR submission would have been .69 that day, he lowered his/her submission to

.67, as Trader-1 requested.

29. As another example, a series of electronic chats between March 12 and 17, 2008, demonstrates that Trader-1 caused UBS’s Yen LIBOR submission to move 3 basis points over a

5	day period. On Wednesday, March 12, 2008, Trader-1 asked Submitter-2 to raise the 3-month

Yen LIBOR submission from the previous day’s .99 contribution, because “we have [$2 million]

usd fix in 3[month] on Monday [March 17] per bp.”3 Submitter-2 responded: “with yesterdays

.99 i was already on the very high side. i need to go down a touch lower on the back to what happened yesterday. . . thought about .97.” Trader-1 responded: “cool no chance of .98?

anyway the actual fix is Monady [sic] [March 17] so that’s the key day.” 4 Although Submitter-2 had intended to drop his/her LIBOR contribution down to .97 on March 12, he instead raised his/her LIBOR submission to .98. The following day, he raised it again to .99, and on Monday, March 17, the following exchange occurred:

Trader-1: been chatting with [your supervisor] . . . can we go . . . high 3[month] . . . obviously with the size of the fix today and confusion over levels if we could push it a bit more than usual it would be great

****

Submitter-2: Friday fixed 3mt at 0.99

Trader-1: thx [Submitter-2] Submitter-2: shall I go fro [sic] 1%? Trader-1: pls

Submitter-2: ok will do

As promised, Submitter-2 contributed a Yen LIBOR submission of 1% that day, 3 basis points higher than where he had intended to submit a few days earlier.

30. In a March 28, 2008 electronic chat between Trader-1 and Submitter-2, Trader-1 was again successful in manipulating UBS’s LIBOR submission to benefit his trading positions:

Trader-1: just for my guide [Submitter-2] roughly wher are we going to set 3m and 6m?

3 Although, as stated above, the term “fix” is often used to refer to the calculated and published benchmark rate, in the context of this chat, the trader’s “fix” refers to the settlement or “fixing” of derivatives trading positions. The reference to “usd” is to the monetary value of such settled positions, designated in U.S. Dollars.

4 Monday, March 17, 2008 was a quarterly IMM date, on which trillions of dollars of swaps and futures contracts, in multiple currencies, were settled worldwide for a three-month period.

Submitter-2: 3m0.92 6m 0.96

Trader-1: can we go lower?

Submitter-2: sure . . .. dont think it will be that low though . . . but can do 090

****

Trader-1: so can we set 6m at .94 too? . . . 6m is much more urgent . . . most urgent of the lot

****

Submitter-2: i just put in 0.95 for 6mt

Trader-1: ok . . . Thx

True to his/her agreement to accommodate Trader-1, Submittter-2 lowered UBS’s 3-month Yen

LIBOR submission from .92 to .90, and lowered UBS’s 6-month submission from .96 to .95.

31. On some occasions, UBS Yen LIBOR submitters would also amend, if possible, previously submitted Yen LIBOR contributions to accommodate UBS’s trading positions. For example, in an April 4, 2008 electronic chat between Trader-1 and Submitter-2, the following exchange occurred:

Trader-1: have you put the libors in? Submitter-2: y[es] . . . any changes?

Trader-1: oh was going to ask high 6m if not too late Submitter-2: i input 95 . . . which is on the lower side Trader-1: ok is it too late to change? . . . if not no drama

Submitter-2: i try to change it now but cannot gaurantee if it gets accepted

*****

Submitter-2: just cahnged [sic] it to 0.98

The UBS 6-month Yen LIBOR submission that day was indeed .98, 3 basis points higher than

Submitter-2’s originally intended submission.

32. As another example, on June 29, 2009, Trader-1 contacted Submitter-2 by electronic chat, explaining that he had huge positions that day and asking, “can we [submit] 6 m libor high pls.” Submitter-2 stated that based on the information he had, he would submit a 6- month Yen LIBOR of .7150. Trader-1 responded by asking, “can we go 74 or 75 [meaning .74 or .75] . . . we have [$2 million per basis point exposure] for the next week.” Submitter-2 agreed to accommodate this request, responding, “yes sure will. I go with .75 for you[.]” Thus, the submitter agreed to move his/her 6-monthYen LIBOR submission by 3.5 basis points that day to benefit the derivatives trader’s position.

b. Euroyen TIBOR

33. From in or around 2007 through 2009, on some occasions, UBS Yen derivatives traders also requested that UBS Euroyen TIBOR submitters contribute TIBOR submissions to benefit their trading positions. The TIBOR submitters’ manager, Submitter-1, routinely provided suggested TIBOR submissions based on the derivatives traders’ positions, and the TIBOR submitters relied upon this input.

34. For example, in a November 8, 2007 electronic chat, Submitter-1, who was also a UBS Yen derivatives trader, instructed the TIBOR submitter: “pls remind me tomorrow . . . we need to move the 1mos tibor up . . . maybe +2 tomorrow . . . then 1 bp on each for a few days . . . swap guys having some fixings.” The TIBOR submitter responded “ok, noted”.

35. As another example, on July 23, 2009, Submitter-1 caused UBS’s Euroyen TIBOR submissions to decrease for a different improper purpose. On that day, Submitter-1 had the Euroyen TIBOR submitter drop UBS’s 3-month TIBOR submission by 4 basis points simply to damage Trader-1’s positions, and not because that is where he perceived Yen cash was trading.5 In an electronic chat with Trader-B at another Contributor Panel bank,6 Trader-1 explained how he would rectify the situation by manipulating TIBOR settings higher the following week:

[Submitter-1, who caused TIBOR to drop] hates me and is going to zurich . . . [his/her] last day is Friday . . . so [s/he] tried to screw my pos[ition] . . . next week we have control . . . so will try to get it back up . . . or rather will do it . . . monday goes back up

Later that same day, in a separate electronic chat with a cash broker who handled transactions for Trader-1 (“Broker-A1”),7 Trader-1 described how he successfully reached out to the UBS TIBOR submitters to raise UBS’s 3-month submission back up:

Trader-1: main thing is 3m tibor . . . i went to meet the guys who set it today

Broker-A1: you can asist there

Trader-1: they just set where we ask

Broker-A1: ;-) perfect

c. The Role of UBS Managers

36. Certain UBS managers, and senior managers,8 were aware of the internal manipulation of Yen LIBOR and Euroyen TIBOR submissions by derivatives traders as

5	During this period, Trader-1 and Submitter-1 were rivals at UBS and had feelings of animosity towards one another.
6	Trader-1’s dealings with Trader-B are discussed further below.

7 The role of cash brokers in the derivatives markets and money markets, along with Trader-1’s dealings with Broker-A1, are discussed further below.

8 The terms “senior manager” or “manager,” as used herein, do not include members of the board of directors, executive board, or executive management.

described above. For example, Trader-1’s manager knew, at least as early as 2007, that internal pressure was placed on UBS Yen LIBOR submitters, and occasionally the Euroyen TIBOR submitters, to contribute submissions to benefit the Yen trading book. Further, certain Zurich- based managers and more senior managers heading the derivatives desks in all currencies were informed of the pressure the Yen trading desk placed on the LIBOR submitters to contribute Yen LIBOR to benefit the traders’ positions.9

37.	The majority of UBS Yen LIBOR and Euroyen TIBOR submitters, Yen derivatives traders, and their supervisors – as well as the more senior managers at UBS who were aware of this conduct – knew that the manipulation of Yen LIBOR and TIBOR submissions was inappropriate, yet continued to encourage, allow, or participate in this conduct. For example, Trader-1’s manager, a senior manager in the Investment Bank, the primary Yen LIBOR and TIBOR submitters, and other derivatives traders knew it is inappropriate, and contrary to the definition of LIBOR or TIBOR, to consider derivative trading positions when contributing LIBOR or TIBOR submissions. Indeed, in an October 9, 2008 email, Submitter-1 complained to several other managers that: “one of the things we signed up for when UBS agreed to join the fixing panel was the condition that fixing contributions shall be made regardless of trading positions.”

38. Because UBS’s Yen LIBOR submitters, derivatives traders, and their managers knew this conduct was improper, they tried to conceal the manipulation. For example, after an August 10, 2009 Trader-1 email request to lower 6-month Yen LIBOR, a LIBOR submitter (“Submitter-4”) complained to Trader-1’s manager that these requests should not be in writing.

9 Internal communications during 2007 and 2008 also reflect managers’ continuing awareness of this conduct. Examples of such communications are discussed below in paragraphs 132 and 133.

M oreover, Trader-1 would sometimes request that LIBOR submissions be moved in small increments over time to avoid detection.

39. Finally, and for the same reason, a UBS derivatives desk manager sought to obstruct the investigation into LIBOR manipulation. In December 2010, Submitter-4, the UBS derivatives desk manager who had supervised Submitter-2 in 2009, instructed Submitter-2 to lie when interviewed by UBS attorneys during the investigation into LIBOR manipulation. Among other things, the UBS manager instructed Submitter-2 to:

falsely claim that the UBS Yen trading desks did not have any derivative positions with exposure to Yen LIBOR;

avoid mentioning Trader-1;

falsely indicate that the Yen LIBOR submission process did not take into account trading positions;

falsely claim that they never moved the Yen LIBOR submissions to benefit the Yen trading desks;

falsely claim that when contributing Yen LIBOR submissions, UBS tried to be “as close to the market as possible.”

2) Use of Brokers to Manipulate Yen LIBOR

40. From at least 2007 and at various times through January 2010, two UBS Yen derivatives traders also used cash brokers to manipulate Yen LIBOR submissions by enlisting these brokers to disseminate misinformation to other Contributor Panel banks regarding Yen LIBOR.

41. Cash brokers track bids and offers of cash in the market and assist derivatives and money market traders in arranging transactions between financial institutions and other market participants. As a result of their positions as intermediaries, some of these brokers developed relationships with traders and LIBOR submitters at various Contributor Panel banks and often possessed knowledge of interbank money market activity. Accordingly, it is not unusual for LIBOR submitters to collect information from cash brokers regarding the availability and price of cash in the money markets and elsewhere. This information can influence the LIBOR submissions of Contributor Panel banks.

a. Use of Brokers to Disseminate Misinformation

42. Certain UBS Yen derivatives traders sought and received assistance from cash brokers by asking them to disseminate false market information to Yen LIBOR submitters at other Contributor Panel banks. In this way, recipients of such misinformation could be influenced, often unwittingly, to contribute Yen LIBOR submissions that benefited UBS Yen derivatives traders’ positions.

43. Trader-1 did a large volume of business in the Yen derivatives market, and he used brokers at several firms to help arrange his trades. Trader-1 also used some of those brokers, in different ways, as part of his scheme to manipulate Yen LIBOR. Trader-1 engaged in this conduct beginning in 2007, after discussing the strategy with his manager.

44. Trader-1 carried out one significant part of this scheme through his dealings with Brokerage-A. Trader-1 used Brokerage-A to broker derivative trades, and Broker-A1 serviced Trader-1’s account. Another broker at that firm, Broker-A2, distributed a daily email to the Contributor Panel banks, which included “SUGGESTED LIBORS” purporting to represent where that broker thought Yen LIBOR should be set that day based on his/her market knowledge and experience. Trader-1 used Broker-A1 to pass along requests to Broker-A2 to adjust these suggested LIBORs to benefit Trader-1’s trading positions. Broker-A2, at least on some occasions, accommodated these requests. Trader-1’s manager, who was well-aware of this manipulative tactic, later estimated that during one six-month period in 2007, this scheme was used on a daily basis and had a 50% to 60% success rate.

45.	As an example, in a Wednesday, August 15, 2007 electronic chat, Trader-1 and

Broker-A1 discuss Trader-1’s desire to raise the published 6-month Yen LIBOR fix: Trader-1: need to keep 6m up till tues then let it collapse

Broker-A1: doing a good job so far . . . as long as the liquidity remains poor we have a better chance of bullying the fix[.]

46.	The next day, Thursday, August 16, 2007, Trader-1 reiterated his need for a high

6-month Yen LIBOR fix:

Trader-1: really really really need high 6m

Broker-A1: yep think i realise that

****

Broker-A1: yes mate, will make myself useful

That day, consistent with Trader-1’s request, Broker-A2 again raised his/her suggested LIBOR, this time by an additional 6.5 basis points, where it remained for several days.

47. Moreover, in a May 29, 2008 electronic chat, Trader-1 instructed Broker-A1 to “bring 3[-month LIBOR] down.” Broker-A1, acting as an intermediary for Broker A2, responded “[Broker-A2] had knocked 3m down small (already v low and says if it goes any further he will lose credibility).”

48. Further, in a May 12, 2009 electronic chat, Broker-A1 notified Trader-1 that “[Broker-A2] has moved 6m libor up another 1/2bp and [unchanged] for 3m and 1m down small.” Indeed, Broker-A2 modified his/her suggested LIBORs in precisely this fashion from the previous trading day.

20

49. These suggested LIBORs distributed from Brokerage A were influential; indeed, Broker-A2’s suggestions appear to have been wholly adopted by Yen LIBOR submitters at three other Contributor Panel banks during certain time periods. For example, of the 523 total trading days between January 1, 2008 and December 31, 2009, there were 308 days in which suggested Yen LIBOR in all 8 tenors listed in Broker-A2’s email were identical to those submitted by one Contributor Panel Bank (“Bank-E”). Further, there were many instances when Bank-E’s Yen LIBOR submissions for all 8 tenors changed identically each day with the changes in Broker- A2’ssuggested LIBORs, often matching the suggestions to 5 decimal points.

50. Trader-1 was aware that Broker-A2’s suggested LIBORs, when adjusted to benefit UBS’s derivatives desk’s positions, disseminated false information into the market. The following exchange occurred in an August 12, 2007 electronic chat between Broker-A1 and Trader-1:

Broker-A1: like [Broker-A2] said to me last night, he can try and tweak [Suggested LIBORs] by a point or 2 when its flyiing [sic] but if he marks too far from the truth the banks tend to ignore him.

Trader-1: ok no probs . . . any help is better than none!

51. Trader-1 also enlisted cash brokers to improperly influence other Contributor Panel banks’ Yen LIBOR submissions through telephone conversations between brokers and Yen LIBOR submitters at the other panel banks. For example, in a February 9, 2009 electronic chat, Trader-1 asked Broker-C to cause a colleague to suggest to other Contributor Panel banks to lower their LIBOR submissions by stating that the broker’s Yen accounts “look[ed] a little softer.” While requesting that Brokerage-C disseminate this misinformation, Trader-1 identified at least two other brokerage houses that also assisted him in manipulating Yen LIBOR, and indicated that he would reward brokers for this type of assistance:

Trader-1: do you know your cash desk? . . . ie the guy who covers yen on your cash desk

Broker-C: yes mate i do

Trader-1: right from now on i need you to ask him a favour on the fixes . . . i will make sure it comes back to you . . . i alrteady do it with [Brokerage-A] . . . basically can you ask him to broke 3m cash ie libor lower for me today . . . i will look after you off the back of it. . . i do that for [Brokerage- B] too . . . so emphasise the importance to you . . . just suggest it looks a little softer to his accounts

Broker C: ok mate i understand i will go and speak to him

Trader-1: stuff like that . . . thanks mate . . . is very important to me today

After a five minute break, the two resumed their electronic chat:

Broker-C: just spoke to them and they are on the case

Trader-1: ok mate much appreciated

52. As another example, in a February 25, 2009 electronic chat, Trader-1 instructed Broker-B: “low 1m and 3m . . . we must keep 3m down . . . try for low on all of em.” Broker-B responded “ok ill do my best for those tday.” Trader-1 then asked Broker-B to arrange for a “massive” trade and Broker-B acknowledged that the trade would generate profits for him/her:

Trader-1: we can do 150 [billion] 2 yrs bro both sides . . . ask [Trader-A210] . . . will that help?

Broker-B: ok mate that will make us make budget for the month so massive yes

10 Trader-A2 was a Yen derivatives trader at Bank A.

Later that morning, Broker-B had a recorded telephone conversation with the Yen LIBOR submitter at Bank-F (“Submitter-F”), requesting that the submitter lower Bank-F’s 3-month Yen LIBOR submission, as follows:

Broker-B Could I ask you a small favor? Submitter-F: Yeah.

Broker-B: Where are you going to set your Libor threes today? Submitter-F: Uh, same, .65.

Broker-B: Is there any way you might be able to take it down [one basis point] cause I’m getting a big trade out of it? . . . I’m getting someone to do me a big trade if they said I can help ‘em sort of get Libors down a little bit today.

Submitter-F had already entered the .65 3-month LIBOR submission on a form, which he had passed on to the Swiss Franc submitter sitting next to him. However, Submitter-F can be heard on the recorded conversation requesting the submitter next to him to lower Submitter-F’s 3- month Yen LIBOR submission from .65 to .64, pursuant to Broker-B’s request: “Yeah, okay. Could you make the threes .64 []?” Bank-F’s 3-month LIBOR submission dropped from .65 to

.64 that day, lowering the resulting LIBOR fix in favor of Trader-1’s positions.

53. As another example, in a March 31, 2009 electronic chat, Trader-1 asked Broker- C to help influence 9 of the 16 Contributor Panel banks by convincing them to lower their LIBOR submissions from the previous day, thus lower the resulting 1-month and 3-month Yen LIBOR fix:

Trader-1: mate we have to get 1m and 3m down . . . 1m barely fell yesterday . . . real important

Broker-C: yeah ok

Trader-1: banks to have a go w in 1m are

Trader-1: [Bank-F]

Trader-1: [Bank-G] Trader-1: [Bank-H] Trader-1: [Bank-E] Trader-1: [Bank-I] Trader-1: [Bank-C] Trader-1: [Bank-A] Trader-1: [Bank-J] Trader-1: and [Bank-K] Trader-1: pls

Broker-C: got it mate

That day, consistent with Trader-1’s request, 6 of the 9 Contributor Panel banks listed above lowered their 1-month Yen LIBOR submissions relative to the previous day, and the resulting published 1-month Yen LIBOR fix dropped by a full basis point from the day before.

54. As another example, in a March 19, 2009 electronic chat, Broker-B confirmed that he accommodated Trader-1’s request to influence Yen LIBOR submitters at other Contributor Panel banks:

Trader-1: need low everything pls try really hard to get [Bank-D] down

****

Broker-B: ok will try mate

Trader-1: ok try for [Bank-D] and the japanese and [Bank-G] as priority . . . pls

Broker-B: kkk

Trader-1: thx . . . pls push really hard

48	minutes later, Broker-B resumed the chat, confirming that he had spoken to the banks: Broker-B: yes already had a word with a couple of them [Bank-D] and

[Bank-A] said they should be lower . . . workin on [Bank-G] and

[Bank-J]

55. Trader-1 also used brokers to disseminate misinformation through a technique known as “spoof bids,” whereby brokers, at Trader-1’s request, would describe a potential opportunity to engage in certain money market transactions to Contributor Panel banks in an attempt to influence those banks’ Yen LIBOR submissions. In truth, there was no intention of going through with the purported money market transactions, and the fictional bids were designed solely to influence Yen LIBOR. During a June 10, 2009 electronic chat, Trader-1 and Broker-B referred to this tactic when discussing efforts they would make that day to manipulate Yen LIBOR:

Trader-1: LOW 1m . . . LOW 3m . . . HIGH 6m . . . 6m is important today mate . . . pls spoof bids

Broker-B: rite ok mate ill make a special effort

Later in the same chat, Broker-B remarked to Trader-1:

mate yur getting bloody good at this libor game . . . think of me when yur on yur yacht in monaco wont yu

b. UBS’s Use of Brokers as Conduits to Other Banks

56. On at least a few occasions, Trader-1 also used cash brokers as conduits to his counterpart traders at other Contributor Panel banks, enlisting the brokers to pass along Trader-

1’s requests to move Yen LIBOR submissions to benefit UBS’s trading book. For example, in a

May 21, 2009 electronic chat between Trader-1 and Broker-C, they stated:

Trader-1: can you ask [Trader-A2] for a favour they moved 6m down 2bp yday .. . . if they put it back up it would be great

Broker-C: mate not sure if he does libors but i will investigate

Trader-1: yeah i think he can ask a favour . . . it would really help me out . . . ask for me

. . . tell him its for [Trader-1]

c. Compensation of Brokers

57. Trader-1 was considered the most successful Yen derivatives trader at UBS,11 and he compensated these brokers for their assistance in several ways: (1) by providing them with substantial amounts of business, thus generating fees or commissions; (2) by engaging in circular transactions (two equal and opposite transactions that canceled each other out) solely for the purpose of generating commissions for the brokers; and/or (3) by engineering a special compensation deal between UBS and a brokerage house.

58. For example, Broker-A2 was compensated for assisting Trader-1 in manipulating Yen LIBOR by a special bonus, and other perks, as evidenced in an August 22, 2008 electronic chat:

Broker-A1: think [Broker-A2] is your best broker in terms of value added :-) Trader-1: yeah . . . i reckon i owe him a lot more

Broker-A1: he’s ok with an annual champagne shipment, a few [drinking sessions] with [his supervisor] and a small bonus every now and then.

d. Knowledge of Yen LIBOR Manipulation Through Cash Brokers

59. Trader-1’s use of brokers to manipulate Yen LIBOR was widely known among the traders on the UBS Yen trading desk from 2007 through 2009. In fact, the desk held daily morning meetings before LIBOR was set, in which Trader-1 commonly announced the direction in which he intended to manipulate Yen LIBOR that day.

60. After Trader-1 left UBS in September 2009, the more junior trader who replaced him had discussions with the manager of the Yen trading desk. Based on those discussions, the

11 Trader-1 generated approximately $40 million in profits for UBS in 2007, $80 million in 2008, and $116 million during the first 9 months of 2009 until he left UBS in September, 2009.

junior trader felt pressured to continue using brokers to manipulate Yen LIBOR through January

2010.

61. The LIBOR submitters, derivatives traders, and their managers knew this conduct was wrong and therefore attempted to avoid creating evidence of the manipulation. For example, after media reports regarding banks’ suspected manipulation of LIBOR, the manager of the Yen derivatives desk cautioned that they should avoid creating written records and should instead use cell phones when contacting brokers. Moreover, to avoid detection of their manipulation, UBS derivatives traders and brokers used coded language in communications to discuss the dissemination of misinformation to other Contributor Panel banks to influence the ultimate Yen LIBOR fix.

3) Efforts to Collude with Other Banks to Manipulate Yen LIBOR

62. From at least as early as January 2007 and at various times until at least approximately September 2009, Trader-1 communicated with derivatives traders at other Yen LIBOR Contributor Panel banks in an effort to manipulate Yen LIBOR to benefit his trading positions. Trader-1 requested that his counterpart traders at other Contributor Panel banks make requests to their respective Yen LIBOR submitters to contribute a particular LIBOR submission, or to move their submission in a particular direction (i.e., up or down). Trader-1 made these requests to his counterpart traders at other Contributor Panel banks on many occasions.

63. On February 2, 2007, Trader-1 described this method of manipulating LIBOR in an electronic chat with his counterpart Yen derivatives trader (“Trader-A1”) at another Contributor Panel bank (“Bank-A”):

Trader-1: 3[month] libor is too high cause I have kept it artificially high

Trader-A1: how[?]

Trader-1: being mates with the cash desks, [another Contributor Panel bank, (“Bank-C”)] and I always help each other out too.

Trader-A1: that’s useful to know.

64. By April 2007, Trader-1 had requested Trader-A1 to solicit Bank-A LIBOR submitters to contribute submissions which benefited UBS’s Yen trading positions. For example, in an April 20, 2007 electronic chat, Trader-1 stated to Trader-A1:

I know I only talk to you when I need something but if you could ask your guys to keep 3m low wd be massive help as long as it doesn’t interfere with your stuff . . . tx in advance.

Approximately 30 minutes later Trader-1 and Trader-A1 had the following chat:

Trader-1: mate did you manage to spk to your cash boys? Trader-A1: yes u owe me they are going 65 and 71

Trader-1: thx mate yes I do . . . in fact I owe you big time

Approximately 45 minutes later, after checking to see if Bank-A lowered its 3-month Yen

LIBOR submission to 65, Trader-1 sent the following message to Trader-A1: Mate[y] they set 64! . . . that’s beyond the call of duty!

65. Trader-1 also occasionally requested his counterpart derivatives trader (“Trader- B”) at another Contributor Panel bank (“Bank-B”) to have Bank-B contribute Yen LIBOR submissions to benefit UBS’s Yen trading positions. For example, on May 21, 2009 Trader-1 asked Trader-B: “cld you do me a favour would you mind moving you 6m libor up a bit today, I have a gigantic fix.” Trader-B – who also sometimes acted as the Yen LIBOR submitter for Bank-B – responded “I can do that.” As promised, Trader-B raised Bank-B’s 6-month Yen LIBOR submission by 6 basis points that day.

66. Trader-1 also asked his counterpart derivatives trader (“Trader-C”) at a third Contributor Panel bank (“Bank-C”) to have Bank-C contribute Yen LIBOR submissions to benefit UBS’s Yen derivatives trading positions. For example, in a January 29, 2007 electronic chat with Trader-1, Trader-C asked: “[A]nything you need on libors today? High 6m would help me.” Trader-1 responded, “high 3m I’ll sort our 6m rate for you thanks.” As promised, Trader-

1	made a request to the UBS Yen LIBOR submitter for a high 6-month contribution.

67. As a final example, Trader-1 also contacted his counterpart derivatives trader (“Trader-D”) at a fourth Contributor Panel bank, (“Bank-D”), in an effort to influence Bank-D’s Yen LIBOR submissions in order to benefit UBS’s trading positions. For example, in a June 28,

2007 electronic chat with Trader-D, Trader-1 asked: “pls ask ur mate for high 6m mate . . . wd be really really grateful.” Trader-D responded: “will do, for the record he’s def not my ’mate’!

. . . but I’ll [send him an electronic chat].” As requested, approximately 15 minutes later, Trader- D sent an electronic chat to the Bank-D Yen LIBOR submitter stating, “high 6m yen libor would be gd according to my brother!” The Yen LIBOR submitter responded, “WILL DO MY BEST.”

68. Trader-1 knew that coordinating with other Contributor Panel banks to manipulate Yen LIBOR was wrong. In a July 22, 2009 electronic chat with Broker-A1, Trader-1 described his plan to coordinate Yen LIBOR submissions with other Contributor Panel banks over the next few weeks while staggering drops in submissions so as to avoid detection:

Trader-1: 11th aug is the big date . . . i still have lots of 6m fixings till the 10th

****

Broker-A1: if you drop your 6m dramatically on the 11th mate, it will look v fishy, especially if [Bank D] and [Bank B] go with you. I’d be v careful how you play it, there might be cause for a drop as you cross into a new month but a couple of weeks in might get people questioning you.

Trader-1: don’t worry will stagger the drops . . . ie 5bp then 5bp

Broker-A1: ok mate, don’t want you getting into sh it

Trader-1: us then [Bank B] then [Bank D] then us then [Bank B] then [Bank D] Broker-A1: great the plan is hatched and sounds sensible

69. As early as February 2007, certain other UBS derivatives traders and submitters were aware of Trader-1’s use of other Contributor Panel banks to manipulate the resulting published Yen LIBOR fix. For example, in a February 15, 2007 electronic chat between Trader-

1	and Submitter-1, the following exchange occurred:

Trader-1: can we keep the fix down and let it jump tomorrow?

Submitter-1: i’ve asked [submitter who is filling in] to keep it low today . . . tomorrow u tell me what u prefer

Trader-1: ok if we can try to keep our move really really low wd be big help

Submitter-1: we do our very best . but will probably fall out [of the middle-two quartiles of submissions averaged to determine the LIBOR fix] anyway

Trader-1: ok you don’t have anyone you know anywhere else you can have a word with? as a favour?

Submitter-1: got to pass i’m afraid.never having worked in london doesnt’ give me that edge; if i was [in the] same poz i’d ask you to have a word with [Bank-C] ;-)

Trader-1: already done that . . . and [Bank-A] Submitter-1: good man

70. The following week, in a February 22, 2007 electronic chat, Trader-1 attempted to enlist Submitter-3 to contact other Contributor Panel banks to manipulate Yen LIBOR submissions to benefit UBS’s Yen derivatives book:

Trader-1: ok hopefully we’ll get the fixings down

Submitter-3: I try

Trader-1: thanks do you have any contacts in ldn you can ask also? ie other cash traders?

Submitter-3: other forward traders yes

Trader-1: thx [Submitter-3] any help appreciated . . . if they set libors!

71. Certain UBS managers were also on notice of Trader-1’s communications with his counterpart traders and Yen LIBOR submitters at other Contributor Panel banks about obtaining favorable Yen LIBOR submissions. In a July 3, 2009 email, Trader-1’s manager, in an attempt to keep Trader-1 from leaving for another bank, lobbied other UBS managers to award a sizable bonus to Trader-1. In the email, Trader-1’s manager listed some of his attributes, such as “strong connections with Libor setters in London. This information is invaluable for the derivatives books.” This email was sent to a senior manager of the Investment Bank in Zurich, who forwarded it to derivatives desk managers, asking for their input. One manager replied:

[Trader-1] does also know some of the traders at other banks (from his London days) but personally I find it embarrassing when he calls up his mates to ask for favours on high/low fixings .. . . it makes UBS appear to manipulate others to suit our position; what’s the legal risk of UBS asking others to move their fixing?

72. Despite these communications to UBS managers and senior managers, no one at UBS disciplined or even reprimanded Trader-1, and no one referred this matter to Compliance. Trader-1 continued working as a derivatives trader at UBS until he left on his own accord in September 2009.

B. Swiss Franc

1) Rounding

73. Starting at least as early as 2001, and continuing at least until September 1, 2009, on each trading day on which UBS had Swiss Franc trading positions, UBS’s Swiss Franc LIBOR submitters rounded UBS’s Swiss Franc LIBOR submissions to benefit UBS’s global

Swiss Franc trading positions. UBS’s Swiss Franc LIBOR submissions were made by Swiss Franc derivatives traders in Zurich. Each day, the derivatives traders determined the Swiss Franc LIBOR submissions by primarily considering the general movement of Swiss National Bank (“SNB”) interest rates, UBS cash-flow transactions, and Swiss Franc futures contracts. The Swiss Franc LIBOR submitters then would round that proposed submission up or down by

  1/4 to  1/2 a basis point to benefit the entire global Swiss Franc desk’s daily net position in the

Swiss Franc LIBOR-related derivatives markets.

74. In a February 2005 email, a UBS client complained to the UBS Swiss Franc LIBOR submitter that it was apparent that UBS was submitting LIBOR contributions to benefit the bank’s own trading positions. In a responsive email to the complaining client, the UBS Swiss Franc LIBOR submitter did not deny this practice; rather, the submitter justified such conduct as follows:

[I]ts our natural right to reflect our interest in the libor fixing process based on our maturity schedule. Any other bank will do the same. In the case we overdo, we will fall off the fixing process anyway.

This email was also copied to a UBS senior manager.

2) Swiss Franc Derivatives Traders’ Requests

75. On a handful of occasions in between July 2006 and May 2007, a Zurich-based UBS Group Treasury employee asked the Swiss Franc LIBOR submitters to contribute LIBOR submissions to benefit his/her trading book of derivatives tied to Swiss Franc LIBOR. The UBS Swiss Franc LIBOR submitters responded favorably to these requests, except in two instances.

76. For example, on July 5, 2006, the Group Treasury employee asked the Swiss Franc LIBOR submitter, in Swiss German, “looking for high 1 month fix.” The LIBOR submitter responded, also in Swiss German, “no problem, will fix 1 month high.”

C. Pound Sterling

77. From at least as early as November 2007 and at various times through approximately July 2009, certain UBS Pound Sterling derivatives traders in London frequently submitted requests for favorable Pound Sterling LIBOR submissions to UBS’s LIBOR submitters. Indeed, LIBOR submitters often solicited these requests by asking the traders for their preferred Pound Sterling LIBOR settings. UBS Pound Sterling LIBOR submitters accommodated these requests on numerous occasions.

78. For example, in a May 27, 2009 electronic chat, a UBS Pound Sterling derivatives trader contacted the UBS LIBOR submitter, stating “need these libors to move higher. . . ..” The LIBOR submitter indicated he would submit a higher LIBOR contribution that day to benefit the trader’s book, responding: “market is calling 6m fix today at 1.485 . . . . I will fix it at 1.505”. That day, the UBS 6-month Pound Sterling LIBOR submission was indeed

1.505, just as the LIBOR submitter had assured the derivatives trader.

79.	The next day, May 28, 2009, the UBS Pound Sterling LIBOR submitter asked the same derivatives trader whether he wanted “any special libor fixings today?” The derivatives trader, apparently pleased with the prior day’s result, responded: “I would like to see fixings drift higher again . . . yesterday’s came in good.” The submitter responded that he would again accommodate the derivatives trader’s request, stating “ok fix 6m at 1.51” (i.e., .5 basis points higher than the previous day). That day, the UBS 6-month Pound Sterling LIBOR submission was indeed 1.51.

80.	As another example, in a September 27, 2007 email, a UBS manager asked ALM why UBS’s Pound Sterling LIBOR submissions were particularly high that day. ALM responded that they had issued a “big forward” (i.e., a financial derivative, similar to a swap, that settles based on where LIBOR fixes on a particular day), and that “we’re trying to keep the fixing high to increase the first interest payment on that first fixing”.

81. This conduct – through which UBS Pound Sterling LIBOR submitters actively solicited derivatives traders for their LIBOR preferences and then accommodated such requests – was a routine feature of UBS’s LIBOR setting process. In keeping with such standard practice, on June 3, 2009, a submitter initiated an electronic chat with a Pound Sterling trader by apologizing and inquiring, “sorry forgot to ask [ ] any libor fixings today?”

82. These adjustments to UBS’s Pound Sterling LIBOR submissions were intended to benefit derivatives traders’ positions, and were unrelated to any legitimate money market transactions. For example, a June 17, 2009 electronic chat in which, as was typically the case, the LIBOR submitter solicited LIBOR preferences from the trader, contains the following exchange:

Submitter: Hi libor fixings today?

Trader: hmm . . . I’m hoping to see a high 3m fix

Submitter: ok will fix at 26.5 but market expects 25

As the Sterling submitter indicated, UBS’s Pound Sterling LIBOR submission was 26.5, 1.5 basis points away from the submitter’s assessment of the market.

D. The Euro

83. From at least as early as September 2005 through approximately June 2010, certain UBS Euro derivatives traders occasionally requested that Euribor submitters contribute submissions to benefit the derivatives traders’ positions. UBS submitters often accommodated such requests.

84. For example, in an October 2, 2006 electronic chat between a UBS Euro derivatives trader and the UBS Euribor submitter, the submitter solicited the trader’s preference for that day’s submission, asking, “any special wishes for the fixing?” The trader responded, “I lose 120k of a received fix today . . . so low would be good.” The trader then indicated that his/her request for low Euribor applied to both the 3-month and 6-month tenors, to which the submitter responded, “ok we go 42 and 57.”

85. As a further example, in a June 25, 2009 internal UBS chat with 58 viewers, including UBS’s representative on the BBA FX Money Market Committee (“UBS’s BBA Representative”),12 the Euribor submitter solicited UBS derivatives traders for their submission preferences, asking, “boys, we send the fixings in about 1hr, so let us know pls.” A derivatives trader immediately responded with, “low 6s high 12s . . .please.” The submitter responded, “noted”.

86. The UBS Euribor submitter and UBS’s BBA Representative knew this practice of submitting a Euribor contribution for the benefit of derivatives traders’ positions was inappropriate. Indeed, as noted above, UBS’s BBA Representative was tasked with monitoring such conduct to preserve the integrity of the submission process. Moreover, five minutes after the June 25, 2009 chat described in the previous paragraph, in a separate electronic chat between the Euribor submitter and UBS’s BBA Representative, UBS’s BBA Representative admonished:

12 The BBA FX Money Market Committee consisted of representatives from the Contributor Panel banks, who met approximately once a month. According to the BBA, as to all currencies, the Committee was responsible for scrutinizing the LIBOR submissions, and the submission process, for discrepancies, and for developing the “best practice for bank reporting standards and adherence to those standards.” According to internal UBS memoranda, beginning in June, 2008, UBS’s BBA Representative had “overall responsibility for the integrity of the [LIBOR submission] process and for oversight and monitoring of the rates submitted by UBS.”

“JUST BE CAREFUL DUDE.” The submitter responded, “I agree we shouldn’t ve been talking about putting fixings for our positions on public chat.”

87.	UBS’s Fall, 2009 transfer of responsibility for LIBOR and Euribor submissions to

ALM did not prevent its derivatives traders from attempting to manipulate these benchmarks.

For example, in a June 29, 2010 electronic chat between the former Euribor submitter – who was still an active UBS Euro derivatives trader – and another UBS Euro derivatives trader, they stated:

Former submitter: u got 6mth fix position today? Trader: 6mth fixing today? . . . nothing.

Former submitter: ok, gonna set fixing 1bp higher on the 6s for the turn then. Trader: didn’t think you set it!

Former submitter: i don’t but i give my opinion to the ALM desk . . . regarding change, higher/lower.

E. The U.S. Dollar

88. Internal UBS communications show that on two occasions, UBS U.S. Dollar derivatives traders in Stamford made requests for favorable Dollar LIBOR submissions to the UBS Dollar LIBOR submitters on the derivatives trading desk in Zurich.

89. Specifically, on Friday, December 14, 2007, a Stamford-based UBS U.S. Dollar derivatives trader emailed the UBS Dollar LIBOR submitters in London and Zurich, stating: “only one mission for the London crew on Monday. We need 3mo libor set low.” The LIBOR submitter did not accommodate the derivatives trader’s request.

90. In addition, on September 8, 2010, after an investigation of UBS’s LIBOR submissions was underway, a UBS Dollar derivatives trader in Stamford emailed another UBS Dollar derivatives trader who provided input to ALM’s Dollar LIBOR submitter in Zurich, requesting “0.125 lower than yesterday’s 3mth level we suggested.” In response, the derivatives trader who received this email did not accommodate this request and informed the trader that

s/he should not send such a communication; the trader who had made the request to influence the LIBOR submission apologized because s/he knew that there was an ongoing investigation into UBS’s LIBOR submissions and that the email was inappropriate.

F. Implications of The Derivatives Traders’ Requests

91. When UBS derivatives traders made requests of UBS rate submitters in order to influence UBS’s benchmark interest rate submissions, and when the submitters accommodated those requests, the manipulation of the submissions affected the fixed rates on various occasions.

92. Likewise, when UBS derivatives traders influenced the submissions of other Contributor Panel banks – either by (1) seeking and receiving accommodations from their counterparts at such banks, or (2) influencing the submissions from other banks with assistance from cash brokers who disseminated misinformation in the marketplace – the manipulation of those submissions affected the fixed benchmark rates on various occasions.

93. Indeed, the purpose of this activity was to manipulate benchmark submissions from UBS and other banks to influence the resulting fixes and thus to have a favorable effect on the derivatives traders’ trading positions. Because traders’ compensation was based in part on the profit and loss calculation of the trading books, derivatives traders’ requests were intended to benefit their compensation as well.

94. Because of the high value of the notional amounts underlying derivatives transactions tied to LIBOR, Euroyen TIBOR and Euribor, even very small movements in those rates could have had a significant positive impact on the profitability of a trader’s trading portfolio, and a correspondingly negative impact on their counterparties’ trading positions.

95. UBS entered into interest rate derivatives transactions tied to LIBOR, Euroyen TIBOR and Euribor – such as derivatives, forward rate agreements, and futures – with counterparties to those transactions. Many of those counterparties were located in the United States. Those United States counterparties included, among others, asset management corporations, mortgage and loan corporations, and insurance companies. Those counterparties also included banks and other financial institutions in the United States or located abroad with branches in the United States.

96. In the instances when the published benchmark interest rates were manipulated in UBS’s favor due to UBS’s manipulation of its own or any other Contributor Panel bank’s submissions, that manipulation benefitted UBS derivatives traders, or minimized their losses, to the detriment of counterparties, at least with respect to the particular transactions comprising the trading positions that the traders took into account in making their requests to the rate submitters. Certain UBS derivatives traders and rate submitters who tried to manipulate LIBOR, Euroyen TIBOR and Euribor submissions understood the features of the derivatives products tied to these benchmark interest rates; accordingly, they understood that to the extent they increased their profits or decreased their losses in certain transactions from their efforts to manipulate rates, their counterparties would suffer corresponding adverse financial consequences with respect to those particular transactions.

97. When the requests of derivatives traders for favorable LIBOR, Euroyen TIBOR and Euribor submissions were taken into account by the UBS rate submitters, UBS’s rate submissions were false and misleading. Those false and misleading LIBOR and Euroyen TIBOR contributions affected or tended to affect the price of commodities, including futures contracts. Moreover, in making and in accommodating these requests, the derivatives traders and submitters were engaged in a deceptive course of conduct in an effort to gain an advantage over their counterparties. As part of that effort: (1) derivatives traders and submitters submitted and caused the submission of materially false and misleading LIBOR, Euroyen TIBOR and Euribor contributions; and (2) derivatives traders, after initiating and continuing their effort to manipulate LIBOR, Euroyen TIBOR and Euribor contributions, negotiated and entered into derivative transactions with counterparties that did not know that UBS employees were often attempting to manipulate the relevant rate.

III.

DIRECTIONS BY UBS MANAGERS TO SUBMIT LIBOR CONTRIBUTIONS IN ORDER TO AVOID REPUTATIONAL HARM

98. According to an August 10, 2007 BBA press release, LIBOR closely reflected the real rates of interest being used by the world’s large banks, and it reflected the actual rates at which banks borrowed money from each other.

99. Because a bank’s LIBOR contributions, even if they are not based entirely on actual money market transactions, should correspond to the cost at which the bank perceives that it can borrow funds in the relevant market, a bank’s LIBOR contributions may be viewed as an indicator of a bank’s creditworthiness. If a bank’s LIBOR contributions are relatively high, those submissions could suggest that the bank is paying more than others to borrow funds. Thus,

a bank could be perceived to be experiencing financial difficulties because lenders were charging higher rates to that bank.

100. During 2007 and 2008, certain UBS managers and senior managers in Group Treasury and ALM directed that UBS LIBOR submitters should either “err on the low side” in determining UBS’s submissions or should make submissions that would be in “the middle of the pack” of the other Contributor Panel banks. Such directions were conveyed to submitters for multiple LIBOR currencies. The directions were issued, at least in significant part, because of concerns that if UBS submitted higher LIBOR rates relative to other banks, UBS could attract negative attention in the media; during some period of time, UBS personnel believed that such attention was unjustified. UBS sought to avoid negative media attention and, relatedly, sought to avoid creating an impression that it was having difficulty obtaining funds. 13 The directions that UBS managers issued to avoid such problems, to the extent they were motivated by reputational concerns, were inconsistent with the definition of LIBOR. Moreover, those directions influenced the formulation of UBS’s LIBOR submissions during some periods of time.

101. At least some at UBS recognized that during this period, the “pack” of Contributor Panel banks was not a reliable reference point for the bank’s LIBOR submissions, as is reflected in a September 22, 2008 electronic chat between an ALM employee and another UBS employee:

UBS Employee: why is the [Investment Bank] cash curve for USD so much higher than Libor? offered 35bps above libor currently

ALM employee: because the real cash market isn’t trading anywhere near

Libor . . . Libors currently are even more ficticious than usual

13 Thus, the directions were issued with the intent to influence UBS’s LIBOR submissions, rather than with the intent to affect the published LIBOR fix.

UBS Employee: isn’t libor meant to represent the rate at which banks lend to each other?

ALM employee: that’s the theory . . . in practise, it’s a made up number . . . hence all the critisism it was getting a few months ago[14]

UBS Employee: why do banks undervalue it in times like this?

ALM employee: so as to not show where they really pay in case it creates headlines about that bank being desparate for cash . . . I suspect15

A. The Direction to Err on the Low Side Issued in August 2007

102. On August 9, 2007, an ALM senior manager in Zurich sent an email directing U.S. Dollar and Euro LIBOR submitters at UBS to “err on the low side” compared to the LIBOR submissions of other Contributor Panel banks, in order to protect the bank’s reputation.

103.	The events prompting this direction started on or about August 9, 2007, when UBS increased its overnight-rate U.S. Dollar LIBOR submission by an unusually high amount from the day before. A Bloomberg reporter contacted UBS to ask for comment on the increased submission and told UBS that the reporter intended to discuss the jump in connection with stories regarding the collapse of the commercial paper market. The reporter noted that UBS and

14 The media criticism of the Contributor Panel banks’ LIBOR submissions is discussed below.

15 The exchange then continued, reflecting the ALM employee’s view that LIBOR was particularly “fictitious,” at least in part, because of a substantial decline in interbank lending during the financial crisis:

UBS Employee: crazy . . . when you think of how much cash references these libor rates and the banks don’t even have to show a tradable price

ALM employee: yep . . . thing is – there is no such thing as a tradable price because there are no interbank term money market trades . . . we haven’t lent cash for longer than 1-day to any of our counterparties for months and months . . . so it is all hypothetical another bank had been “hit the worst” and asked for an explanation. The reporter further indicated that this was a “huge story.”

104. The inquiry from the Bloomberg reporter caused concern, especially because UBS was scheduled to announce its quarterly results the following week. The UBS press office forwarded the email to a senior manager in Group Treasury observing: “Given that we are announcing our results next week this will need urgent attention.” The senior manager in Group Treasury was concerned about these events and asked the head of ALM in Zurich to look into the matter.

105. The head of ALM concluded that the UBS overnight rate LIBOR submission was in fact higher than it should have been. In addition, he was concerned that the public and press could interpret this high submission as an indication that the bank was having trouble funding itself, when in fact it was not. Accordingly, he determined that UBS should be submitting LIBORs “on the low side” relative to other panel banks’ submissions. This head of ALM memorialized this decision in an August 9, 2007 email to a senior manager in Group Treasury in Stamford, the manager of the derivatives trading desk that submitted the majority of UBS’s LIBOR contributions, and others. The email stated:

it is highly advisable to err on the low side with fixings for the time being to protect our franchise in these sensitive markets. Fixing risk and [profit and loss] thereof is secondary priority for now.16

The next day, UBS dropped its overnight submission 50 basis points to 5.5.

16 The email’s reference to “fixing risk” and profit and loss reflect an awareness that others at

UBS were manipulating LIBOR to benefit trading positions, as discussed above.

106. From that point forward, in accordance with instructions contained in the same email from ALM, derivatives traders with experience trading in the short-term money markets coordinated with derivatives traders who were contributing UBS’s U.S. Dollar LIBOR submissions. Consistent with this new practice, the next day, August 10, 2007, a Zurich-based derivatives trader, who also traded in the U.S. Dollar short-term money markets (“Submitter Advisor-1”), advised the U.S. Dollar LIBOR submitter that, as to UBS’s LIBOR contribution that day, the “aim should really be to be on the lower side of range.” When the U.S. Dollar LIBOR submitter described his/her intended LIBOR contribution, Submitter Advisor-1 responded, “this seem probably a tad low right now, but recon that’s what we should try to be,” and added, “we just don’t want to give the market a wrong impression . . . we not struggling to get cash . . .. so therefore don’t want to be on the highs of libors.”

107. Later that day, before leaving for vacation, the U.S. Dollar LIBOR submitter reminded his/her replacement to “Please remember to err on the low side.”17 A month later, on September 5, 2007, the U.S. Dollar LIBOR submitter informed a London-based senior manager in the Investment Bank: “we are fixing on the low side of all other banks in the libor panel in the

4 – 12 mo period by several bps . . . I can justify my fixings if asked . . . [As a] bank we are erring on the low side.”

108. During this period, the direction to “to err on the low side” of LIBOR submissions was well known to various derivatives traders, LIBOR submitters, and managers on the trading desks. The Zurich-based senior manager of the derivatives desks that submitted LIBOR contributions for all currencies interpreted this directive as applying to all currencies, not just

U.S. Dollar; this manager also recognized that the purpose of such an “err on the low side”

17 This reminder was contained in an email which was also sent to a senior manager in London who headed the global derivatives trading desks.

direction was to protect UBS’s image, so that the bank would avoid any appearance that it was uncreditworthy. Likewise, the manager of the Yen trading desk understood that this direction to submit low LIBOR contributions was issued by the senior manager of Group Treasury based in Stamford in order to make the bank appear more creditworthy, and that it applied to all currencies.

109. Trader-1 also understood that this direction came from UBS’s senior managers. In a September 5, 2007 electronic chat with a cash broker, Trader-1 complained about UBS’s low LIBOR submissions, stating: “[A]ll senior management . . . want to show the world we are the strongest bank with loads of liquidity. We’d lend at 0 US! Has been a lot of media focus on barclays libor fixes so they are paranoid.”

110. UBS’s LIBOR submissions continued to be“on the low side” into April 2008, when UBS was submitting its 3-month U.S. Dollar LIBOR contribution below the rates it was paying to obtain unsecured funding at that maturity, such as by issuing commercial paper. 18 In an April 10, 2008 electronic chat between the senior manager heading ALM and a derivatives trader in London, the derivatives trader asked, “if we are [issuing commercial paper] at 2.81% and that is 3m libor +10 . . . why aren’t we putting our 3m rate in at 2.81% for libors [?]” The ALM senior manager replied, “we should,” to which the trader replied, “but then [Group Treasury] will rip our boys a new one for being the highest bank in the poll.” Approximately five minutes later, the London derivatives trader engaged in an electronic chat with Submitter- Advisor-1 regarding UBS’s expected submission that day:

Derivatives trader: can you tell me where you put our 3[month] fixing today please?

18 Commercial paper or “CP” is one way banks and other entities obtain unsecured short-term funding without borrowing in the interbank market. The issuance rate or “level” for commercial paper is the rate of interest paid to obtain such funding.

Submitter Advisor-1: 69.50 I believe I have suggested to [the U.S. Dollar submitter].

Derivatives trader: can you raise money there? Would you lend there? Submitter Advisor-1: forget it.

111. After August 9, 2007, UBS’s LIBOR submissions remained generally in the lower half of the Contributing Panel banks’ contributions until April 2008.

B. The End of the “Err on the Low Side” Direction

114. On April 16, 2008, the Wall Street Journal reported that U.S. Dollar LIBOR Contributor Panel banks, including UBS, were routinely submitting inaccurately low LIBORs in order to make themselves appear more creditworthy. The next day, April 17, 2008, all of UBS’s U.S. Dollar LIBOR submissions rose substantially. For example, UBS’s 3-month U.S. Dollar submission rose by 9.5 basis points. That same day, the BBA announced that it would expel any banks from the Contributor Panel if it found that they were deliberately making inaccurate LIBOR submissions. The next day, UBS’s LIBOR submissions significantly rose again. For example, UBS’s 3-month U.S. Dollar submission rose by another 8.5 basis points, resulting in a total increase of 18 basis points in two days.19

C. Submitting in the Middle of the Pack and Closer to CD/CP Issuance Levels

115. After the April 2008 Wall Street Journal article and the BBA announcement, the instruction to “err on the low side” was initially replaced with a new effort to make LIBOR submissions “in the middle of the pack” of the Contributing Panel banks. Thus, on April 17,

2008, Submitter Advisor-2 – who was tasked with advising the U.S. Dollar submitter each day –

sent an email to the U.S. Dollar LIBOR submitter informing him/her that “the guidance I got

19 Other banks also made higher LIBOR submissions after the April 16, 2008 article. The 3- month U.S. Dollar LIBOR fix rose by 8 basis points on April 17 and 9 basis points on April 18,

2008

from my management with regards to libors is that we should aim to be in the middle of the pack

. . . ([Group Treasury] got on their back again as well).”

116. Immediately after this direction was issued on or about April 17, 2008, UBS’s LIBOR submissions were in the middle of the submissions of the Contributor Panel banks for the next several days.

117. Later internal communications within UBS discussed the reasons behind the “middle of the pack” directive. On May 21, 2008, a Wall Street Journal reporter asked UBS, by email, why back in mid-April UBS had been “paying 12 basis points for CP more than it was posting as a Libor quote?” The senior manager heading ALM forwarded a proposed answer to this question to the Group Treasury senior manager in Stamford, stating: “the answer would be

‘because the whole street was doing the same and because we did not want to be an outlier in the libor fixings, just like everybody else.’”

118. On April 22, 2008, several days after the middle of the pack directive was issued, a senior manager from Group Treasury in Stamford indicated that UBS should raise its U.S. Dollar LIBOR submissions closer to the interest rates they were paying to obtain funds through issuing commercial paper and certificates of deposit (“CD”).20 During this time, while internal communications reflect that effort, such communications also indicate that UBS managers, senior managers, and others remained focused on where UBS’s LIBOR submissions fell relative to those of other banks and did not want UBS’s submissions to stand out by being too high. Thus, in an April 22, 2008 email from ALM to the senior manager heading the derivatives desks that submitted UBS’s LIBORs, and copying the U.S. Dollar submitter-advisors, ALM stated that

20 CD’s are another way that banks obtain short-term unsecured funding. On June 10, 2008 the BBA expanded the definition of LIBOR to include the interest rate that a Contributor Panel bank perceives it can obtain funds through “through primary issuance of interbank Certificates of Deposit.”

the Stamford-based Group Treasury senior manager had “requested we fix our libors in $ a few bps higher going [forward] as we still fix below where we post issuance. . . . only [Bank-E] fixes lower than where they post issuance (same as UBS). . . suggest we hike our fixings . . . and we will still not be the highest fixing.” Similarly, on May 13, 2008, Submitter-2 advised the U.S. Dollar submitter, “for now we don’t want to be the highest [Dollar LIBOR submitter].”

D. UBS’s Move Back to Middle of the Pack

119. In late May, 2008, as noted above, the media continued to question whether Contributor Panel banks were intentionally submitting LIBOR contributions below where they were actually obtaining cash. Also in late May, 2008, UBS’s BBA representative returned to UBS from a BBA meeting and reported his understanding that the BBA would allow banks to use CD/CP rates to determine LIBOR submissions. Soon thereafter, on June 2, 2008, ALM issued a direction to move U.S. Dollar LIBOR submissions closer to the bank’s CD and CP issuance levels. From that date until June 16, 2008, UBS’s LIBOR submissions in tenors of 3 months or longer shot up dramatically. Apparently, however, other banks did not take the same approach during this two-week period.

120. During the week of June 16, 2008, a Zurich-based UBS senior manager directed U.S. Dollar LIBOR submitters to lower their submissions over the next three days “to get in line with the competition” because, by contributing LIBOR submissions closer to CD and CP issuance levels, UBS was becoming an outlier relative to other Contributor Panel banks. In an electronic chat that occurred on Tuesday, June 17, 2008, ALM and the short-term derivatives trader who advised the U.S. Dollar LIBOR submitter discussed this instruction in the following exchange:

Submitter Advisor-2: just spoke to [the U.S. Dollar LIBOR submitter] . . . we are both fine . . . we will start lowering over the next few days to get to more or less middle of the pack . . . until further notice

ALM: we should bring it down fast . . . so we are in line by Friday with the pack

Submitter Advisor-2: tomorrow I will be around libor +11 in 1 yr . . . today we are at +16

ALM: ok

Submitter Advisor-2: we will get there by Friday

ALM: and out to 6m you can be in line tomorrow

Submitter Advisor-2: sure

121. As stated by Submitter Advisor-2, on June 18, 2008, UBS’s 3-month U.S. Dollar LIBOR submissions immediately dropped 5 basis points, to the “middle of the pack” of the Contributor Panel banks.21

122. From that time, and for approximately the next 10 months, UBS’s 3-month U.S. Dollar LIBOR submissions were identical to the published LIBOR fix, and largely consistent with the published LIBOR fix in the other tenors.

123. During this 10-month period, there were significant disruptions in the financial markets, affecting individual financial institutions in different ways. UBS also confronted its own challenges that were not the result of general conditions in the financial industry. For example, in the fall of 2008, UBS received almost $60 billion from the Swiss government and the Swiss National Bank and borrowed more than $77 billion from the Federal Reserve

Bank. Further, on February 10, 2009, UBS announced an 8.1 billion CHF loss for the fourth quarter of 2008. Moreover, major credit-rating agencies downgraded UBS in July and December

21 On October 21, 2008, Submitter Advisor-2 became the U.S. Dollar LIBOR submitter.

2008. Despite these events, UBS’s LIBOR submissions remained in the middle of the pack during this turbulent 10-month period.

124. Communications reflecting this “middle of the pack” approach to formulating LIBOR submissions continued in late 2008 and early 2009. For instance, on October 9, 2008, Yen LIBOR Submitter-1 received an email asking: “Who in Group Treasury said we need LIBOR fixings within the outcome.” The Yen LIBOR submitter implemented this directive by submitting LIBOR contributions in such a way so as to not stand out from where other Contributor Panel banks were submitting. His/her understanding was that if s/he submitted a higher LIBOR contribution, it could have indicated that UBS had potential problems, which could pose a reputational risk to the bank. In fact, the Yen LIBOR submitter had been told by his supervisor to consider the bank’s submission relative to the submissions of other banks – absent a countervailing request from Trader-1, which would take precedence.

125. In an October 20, 2008 electronic chat with a cash broker, Trader-1 complained about UBS’s unchanging Yen LIBOR submissions, stating “we are under a lot of pressure from above to be close to the fix unfortunately.”

126. On December 11, 2008, before the U.S. Dollar LIBOR submitter went on vacation, the submitter sent an email instructing the back-up submitters that “[w]e want our fixings to be roughly in the middle of the pack.”

127. In early 2009, the Yen LIBOR submitter was warned by one of his/her supervisors to avoid submitting LIBORs too far away from the anticipated LIBOR fix; otherwise, the submitter would be required to provide an explanation for the variance. The LIBOR submitter understood that this was meant to deter submissions that attracted attention.

128. Another UBS Yen LIBOR submitter was told by his/her manager during the financial crisis that UBS’s Group Treasury wanted LIBOR submissions not to be too high because of how the bank would be perceived in the media. The submitter took this direction to mean that UBS’s LIBOR submissions should not be outliers relative to those of other Contributor Panel banks and that he should submit UBS’s LIBOR contributions within the anticipated middle of the eight submissions averaged to determine the resulting LIBOR fix.

Accordingly, in an August 10, 2009 email, the Yen LIBOR submitter stated that UBS “will keep to the old guidelines of keeping close to the fixings and not being an outlier.” At the time, s/he did not feel as though s/he was in a position to deviate from this approach.

129. The directive to submit LIBOR contributions to be in the middle of the pack of other banks’ anticipated submissions was well known to certain LIBOR submitters and their managers. For example, the manager of UBS’s Swiss Franc derivatives trading desk understood that in 2008, UBS Group Treasury instituted a policy of submitting LIBORs for all currencies, including Swiss Franc, in the middle of the pack of other banks’ expected LIBOR submissions. S/he received this direction from the senior manager heading ALM, who in turn indicated that the direction came from the Stamford-based Group Treasury senior manager. The Zurich-based senior manager of all derivatives trading desks shared the understanding that this “middle of the pack” strategy applied to setting LIBORs in all currencies, including U.S. Dollar, Swiss Franc, Yen, Pound Sterling, and Euro.22

22Several internal communications suggest that this practice applied to Euroyen TIBOR submissions as well. For example, in a September 11, 2008 electronic chat between the head of the trading desk and the supervisor of the Euroyen TIBOR submitters, the trading supervisor explained that TIBOR submissions depended “on where others have them” and that UBS did not “wanna stick out from the crowd.”

130. The senior manager heading ALM, LIBOR submitters for different currencies, and others at UBS knew that it was inappropriate to contribute LIBOR submissions for the purpose of avoiding negative attention in the press or in the markets.

131. In April 2009, ALM reinstated the directive of making LIBOR submissions closer to the bank’s CD and CP issuance levels, from which point UBS’s U.S. Dollar LIBOR submissions were generally above the published LIBOR fix until on or about September 1, 2009, when ALM took over the responsibility of submitting LIBORs for UBS. After that time, however, ALM continued to receive “market color” from the previous U.S. Dollar LIBOR submitter, who was also a derivatives trader.

E. Interference With Ongoing Efforts To Manipulate Yen Libor

132. On some occasions, the directions issued to “err on the low side” or to remain “in the middle of the pack” conflicted with the efforts of derivatives traders to manipulate LIBOR for the benefit of their trading positions, as described above. For example, in December 2007, Trader-1 wished to have UBS Yen LIBOR submitters increase the bank’s contribution to benefit his positions. As a result, the manager of the Yen trading desk emailed London-based senior managers in the Investment Bank, and asked:

How much pressure can we exert on [the Yen LIBOR submitter] to raise our 3[month] yen fixing over the next week? . . . Currently, we are in the bottom quartile [of the submitting banks], a move into the middle [where we can influence the resulting fix] is worth 500K. . . There is some reluctance on their part to move it higher as they are concerned about the reputational risks of putting in a high fix.

133.	The following year, in the fall of 2008, Trader-1 wished to have the Yen LIBOR submitters manipulate Yen LIBOR contributions lower to benefit his derivatives trading positions. As a result, on October 8, 2008, Trader-1’s manager emailed the London-based senior manager heading derivatives trading globally, explaining the need to be accommodated:

We have a large tibor/libor position which loses if libors move higher.

4[million dollars per basis point]. . . .Group treasury has informed [LIBOR submitters] to put all fixings in the middle of the pack. This has resulted in UBS personally contributing to a  1/2 bp higher fixing today. Last year [in

2007] when we wanted Libors higher, we were told our fixing had to be low to show UBS’s comparative strength.

The next day, Trader-1’s manager again asked for relief from the “middle of the pack” directive by emailing a senior manager in London and stating: “[W]e really need some co-operation on the yen libors from those who input. The [UBS Yen LIBOR submitters] we are in contact with wont move them down as someone (think its [a Group Treasury senior manager in Stamford]) says we need to be in the middle of the pack.” Trader-1’s manager, demonstrating his/her understanding that the “middle of the pack” directive applied to multiple currencies, asked: “[I]s it possible to get an exception for Yen?”

IV.

UBS’s ACCOUNTABILITY

134. UBS acknowledges that the wrongful acts taken by the participating employees in furtherance of the misconduct set forth above were within the scope of their employment at UBS. UBS acknowledges that the participating employees intended, at least in part, to benefit UBS through the actions described above. UBS acknowledges that due to this misconduct, UBS, including the UBS branches or agencies in the United States, have been exposed to substantial financial risk, and partly as a result of the penalties imposed by this non-prosecution agreement and under agreements reached with other government authorities, has suffered actual financial loss.